FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 17, 2023
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc 17 February 2023
Annual Report and Accounts 2022
Pillar 3 Report 2022

A copy of the Annual Report and Accounts 2022 for Group plc will shortly be submitted to the National Storage Mechanism and will be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. The document will be available on NatWest Group plc’s website at https://investors.natwestgroup.com/reports-archive

A printed version will be mailed to shareholders who have opted for a hard copy ahead of the Annual General Meeting for which formal Notice will be given in due course.

We have also published the 2022 Pillar 3 report, available on our website. For further information, please contact:
Media Relations
+44 (0) 131 523 4205

Investors Alexander Holcroft
Investor Relations
+44 (0) 207 672 1758

For the purpose of compliance with the Disclosure Guidance and Transparency Rules, this announcement also contains risk factors and details of related party transactions extracted from the Annual Report and Accounts 2022 in full unedited text. Page references in the text refer to page numbers in the Annual Report and Accounts 2022.

Principal Risks and Uncertainties
Set out below are certain risk factors that could adversely affect NatWest Group’s future results, its financial condition and/or prospects and cause them to be materially different from what is forecast or expected, and directly or indirectly impact the value of its securities. These risk factors are broadly categorised and should be read in conjunction with other sections of this annual report, including the forward-looking statements section, the strategic report and the risk and capital management section. They should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing NatWest Group.

Economic and political risk
NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of high inflation and rising interest rates, supply chain disruption and the Russian invasion of Ukraine.
NatWest Group is affected by global economic and market conditions. Uncertain and volatile economic conditions can create a challenging operating environment for financial services companies such as NatWest Group. The outlook for the global economy has many uncertainties including: falling economic activity, high inflation, rising interest rates, elevated energy prices and higher cost-of-living, supply chain disruption, changes to monetary and fiscal policy, and the impact of armed conflict (in particular the Russian invasion of Ukraine).

These conditions, including the current cost-of-living crisis, could be worsened by a number of factors including: instability in the global financial system, market volatility and change, fluctuations in the value of the pound sterling, new or extended economic sanctions, the ongoing effects of the COVID-19 pandemic, economic volatility in emerging markets, volatility in commodity prices or concerns regarding sovereign debt or sovereign credit ratings.  Economic conditions may also be affected by the changing demographics in the markets that NatWest Group serves, increasing social and other inequalities, or rapid changes to the economic environment due to the adoption of technology, automation and artificial intelligence, or due to climate change, environmental degradation, biodiversity loss and/or other sustainability risks.

NatWest Group is also exposed to risks arising out of geopolitical events or political developments, such as exchange controls and other measures taken by sovereign governments that may hinder economic or financial activity levels. Unfavourable political, military or diplomatic events, increasing geopolitical tensions leading to armed conflict, protectionist policies or trade barriers, secession movements or the exit of other member states from the EU, changes to monetary and fiscal policy, new and widespread public health crises (including any epidemics or pandemics), state and privately sponsored cyber and terrorist acts or threats, and the responses to each of the above economic, political or other scenarios by various governments and markets, could negatively affect the business and performance of NatWest Group, including as a result of the indirect impact on regional or global trade and/or NatWest Group’s customers and counterparties.

The UK experienced significant political uncertainty in 2022 that may persist into the foreseeable future. This could lead to a loss of confidence in the UK, that could in turn, negatively impact companies operating in the UK. NatWest Group also faces political uncertainty in Scotland as a result of a possible second Scottish independence referendum. Independence may adversely affect NatWest Group both in relation to entities incorporated in Scotland and in other jurisdictions. Any changes to Scotland’s relationship with the UK or the EU may adversely affect the environment in which NatWest Group and its subsidiaries operate and may require further changes to NatWest Group, independently or in conjunction with other mandatory or strategic structural and organisational changes, any of which could adversely affect NatWest Group.

The COVID-19 pandemic prompted many changes that may prove to be permanent shifts in customer behaviour and economic activity, such as changes in spending patterns and significantly more people working in a more flexible manner. These changes may affect asset prices, the economic environment, and NatWest Group’s customers’ and counterparties’ financial performance and needs. In response to the COVID-19 pandemic, central banks, governments, regulators, and legislatures in the UK and elsewhere offered unprecedented levels of support and various schemes to assist businesses and individuals, many of which have since been curtailed or withdrawn. However, risks remain as to whether these loans will be repaid.
The value of NatWest Group’s own and other securities may be materially affected by market risk, including as a result of market fluctuations. Market volatility, illiquid market conditions and disruptions in the credit markets may make it extremely difficult to value certain of NatWest Group’s own and other securities, particularly during periods of market displacement. This could cause a decline in the value of NatWest Group’s own and other securities, which may have an adverse effect on NatWest Group’s results of operations in future periods, or inaccurate carrying values for certain financial instruments.

In addition, financial markets are susceptible to severe events evidenced by rapid depreciation in asset values, which may be accompanied by a reduction in asset liquidity. Under these conditions, hedging and other risk management strategies may not be as effective at mitigating losses as they would be under more normal market conditions. Moreover, under these conditions, market participants are particularly exposed to trading strategies employed by many market participants simultaneously and on a large scale, increasing NatWest Group’s counterparty risk. NatWest Group’s risk management and monitoring processes seek to quantify and mitigate NatWest Group’s exposure to more extreme market moves. However, market events have historically been difficult to predict, and NatWest Group, its customers and its counterparties could realise significant losses if extreme market events were to occur.

Any of the above may adversely affect NatWest Group.

Changes in interest rates have significantly affected, and will continue to affect, NatWest Group’s business and results.
NatWest Group’s performance is affected by changes in interest rates. Benchmark overnight interest rates, such as the UK base rate, increased in 2022 and are expected to continue to rise in the short-term accompanied by quantitative tightening. However, forward rates at 31 December 2022 suggested interest rates may fall again in the medium-term.

Stable interest rates support predictable income flow and less volatility in asset and liability valuations, although persistently low and negative interest rates, such as those experienced during the COVID-19 pandemic, are generally expected to be less favourable for banks.

For NatWest Group, persistently low interest rates may reduce the yield on its lower interest income.

Volatility in interest rates may also result in unexpected outcomes both for interest income and asset and liability valuations which may adversely affect NatWest Group. For example, unexpected movements in spreads between key benchmark rates such as sovereign and swap rates in turn affect liquidity portfolio valuations. Finally, sharp unexpected rises in rates may also have negative impacts on some asset and derivative valuations, for example. Any of the above may have an adverse effect on NatWest Group’s future results, financial condition and/or prospects.

Movements in interest rates also influence and reflect the macro-economic situation more broadly, affecting factors such as business and consumer confidence, property prices, default rates on loans and other indicators that may indirectly affect NatWest Group and may adversely affect its future results, financial condition and/or prospects.

Fluctuations in currency exchange rates may adversely affect NatWest Group’s results and financial condition.
Decisions of central banks (including the Bank of England, the European Central Bank and the US Federal Reserve) and political or market events, which are outside NatWest Group’s control, may lead to sharp and sudden fluctuations in currency exchange rates.

Although NatWest Group is principally a UK focused banking group, it is subject to structural foreign exchange risk from capital deployed in NatWest Group’s foreign subsidiaries, branches and other strategic equity shareholdings. NatWest Group also relies on issuing securities in non-sterling currencies that assist in meeting NatWest Group’s MREL. NatWest Group conducts banking activities in non-sterling currencies (for example, loans, deposits and dealing activity) which affects its revenue and also uses service providers based outside of the United Kingdom for certain services and as a result certain operating results are subject to fluctuations in currency exchange rates.

NatWest Group maintains policies and procedures designed to manage the impact of exposures to fluctuations in currency exchange rates. Nevertheless, changes in currency exchange rates, particularly in the sterling-US dollar and euro-sterling rates, may adversely affect various factors including, the value of assets, liabilities (including the total amount of MREL-eligible instruments), foreign exchange dealing activity, income and expenses, RWAs and hence the reported earnings and financial condition of NatWest Group.

Continuing uncertainty regarding the effects and extent of the UK’s post Brexit divergence from EU laws and regulation, and NatWest Group’s post Brexit EU operating model may adversely affect NatWest Group and its operating environment.
The UK ceased to be a member of the EU and the European Economic Area (‘EEA’) on 31 January 2020 (‘Brexit’) and the 2020 EU-UK Trade and Cooperation Agreement (‘TCA’) ended the transition period on 31 December 2020. The TCA was accompanied by a Joint Declaration on financial services which sets out an intention for the EU and UK to cooperate on matters of financial regulation and to agree a Memorandum of Understanding (‘MoU’), which remains unsigned. Certain aspects of the services provided by NatWest Group are therefore subject to obtaining local licences or are subject to individual equivalence decisions (temporary or otherwise) by relevant regulators. The EU’s equivalence regime does not cover most lending and deposit taking, and determinations in respect of non-EU countries have not, to date, covered the provision of most financial investment services. In addition, equivalence determinations do not guarantee permanent access rights and can be withdrawn with short notice. In late 2021 the European Commission proposed legislation that would require non-EU firms to establish a branch or subsidiary in the EU before providing ‘banking services’ in the EU. If these proposals become law all ‘banking services’ will be licensable activities in each EU member state and member states will not be permitted to offer bilateral permissions to financial institutions outside the EU allowing them to provide ‘banking services’ in the EU. Uncertainty remains as to whether ‘banking services’ will also include investment products.

NatWest Group continues to evaluate its post Brexit EU operating model, making adaptations as necessary. NatWest Group also continues to assess where NatWest Group companies can obtain bilateral regulatory permissions to facilitate intragroup transactions and/or to permit business to continue from its UK entities, transferring what cannot be continued to be rendered from the UK to an EEA subsidiary or branch where permitted or commercially reasonable to do so. Where these regulatory permissions are temporary or are withdrawn, a different approach may need to be taken or may result in a change in operating model or some business being ceased. Not all NatWest Group entities have applied for bilateral regulatory permissions and instead conduct EEA business through an EEA licensed subsidiary or branch. Certain permissions are required in order to maintain the ability to clear euro payments. Other permissions, including the ability to have two intermediate EU parent undertakings, may need to be obtained, and structural changes may need to be made, to allow NatWest Group to continue to serve EEA customers from both the ring-fenced and non-ring-fenced banking entities. Any failure to obtain such permissions or make such structural changes in a timely manner, or at all, could adversely affect NatWest Group and the EEA customers it serves. Furthermore, transferring business to an EEA based subsidiary is a complex exercise and involves legal, regulatory and execution risks, and could result in a loss of business and/or customers or higher than anticipated costs. The changes to NatWest Group’s operating model have been costly and failure to receive the requested regulatory permissions and/or further changes to its business operations, product offering and customer engagement could result in further costs and/or regulatory sanction.

The long-term effects of Brexit and the uncertainty regarding NatWest Group’s EU operating model may adversely affect NatWest Group and its customers and counterparties who are themselves dependent on trading with the EU or personnel from the EU. The long-term effects of Brexit may also be exacerbated by wider UK and global macroeconomic trends and events.

Uncertainties remain as to the extent to which EU/EEA laws will diverge from UK law.

For example, bank regulation in the UK may diverge from European bank regulation if the Financial Services and Markets Bill (‘FSM’) is enacted into law. The UK government has also proposed legislation to introduce automatic ‘sunset’ clauses for retained EU law by the end of 2023 (the Retained EU Law (Revocation and Reform) Bill 2022), which if enacted could potentially cause market disruption and require additional resources to manage the legal and regulatory consequences. NatWest Group may not be able to respond to these changes effectively, in a timely manner, or at all. The actions taken by regulators in response to any new or revised bank regulation and other rules affecting financial services, may adversely affect NatWest Group, including its business, non-UK operations, group structure, compliance costs, intragroup arrangements and capital requirements.

HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over NatWest Group and further offers or sales of NatWest Group’s shares held by HM Treasury may affect the price of NatWest Group securities.
In its March 2021 Budget, the UK Government announced its intention to carry out a programme of sales of NatWest Group plc ordinary shares with the objective of selling all of its remaining shares in NatWest Group plc by 2026. NatWest Group plc has: (i) carried out directed buybacks of NatWest Group plc ordinary shares from UK Government Investments Limited (‘UKGI’) in March 2021 and in March 2022, (ii) carried out sales of NatWest Group plc shares by UKGI by accelerated bookbuild in May 2021 and (iii) made purchases under NatWest Group plc’s directed and on-market buyback programmes announced in July 2021 and in March 2022. As at 17 January 2023, the UK Government held 44.98% of the ordinary share capital with voting rights of NatWest Group plc. NatWest Group may participate in similar directed or on-market buybacks in the near- and medium-term future. The precise timing and extent of further UKGI’s sell-downs is uncertain, which could result in a prolonged period of price volatility for NatWest Group plc’s ordinary shares and other securities.

Any offers or sales of a substantial number of ordinary shares in NatWest Group plc by UKGI, market expectations about these sales and any associated directed, on or off market buyback activity by NatWest Group, could affect the prevailing market price for the outstanding ordinary shares of NatWest Group plc which may have an adverse effect on NatWest Group.

HM Treasury has indicated that it intends to respect the commercial decisions of NatWest Group and that NatWest Group will continue to have its own independent board of directors and management team determining its own strategy. However, for as long as HM Treasury remains NatWest Group plc’s largest single shareholder, HM Treasury and UKGI (as manager of HM Treasury’s shareholding) could exercise a significant degree of influence over NatWest Group including: the election of directors and appointment of senior management, NatWest Group’s capital strategy, dividend policy, remuneration policy or the conduct of NatWest Group’s operations. HM Treasury or UKGI’s approach depends on government policy, which could change.

The manner in which HM Treasury or UKGI exercises HM Treasury’s rights as NatWest Group’s largest single shareholder could give rise to conflicts between the interests of HM Treasury and the interests of other shareholders, including as a result of a change in government policy, which may in turn adversely affect NatWest Group.

Strategic risk
NatWest Group continues to implement its purpose-led strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes.
NatWest Group continues to implement its purpose-led strategy, which is designed to champion potential and to help individuals, families and businesses to thrive. NatWest Group’s strategy is intended to reflect the rapidly shifting environment and backdrop of unprecedented disruption in society driven by technology and changing customer expectations, as accelerated by the COVID-19 pandemic. Further, shifting trends include digitalisation, decarbonisation, automation, e-commerce and hybrid working, each of which has resulted in significant market volatility and change. There is also increased investor, employee, stakeholder, regulatory and customer scrutiny regarding how businesses address these changes and related climate change, biodiversity and other sustainability issues, including tackling inequality, working conditions, workplace health, safety and wellbeing, diversity and inclusion, data protection and management, workforce management, human rights and supply chain management.

In recent years, as part of its purpose-led strategy, NatWest Group has refocused its NatWest Markets business, and has also created the Commercial & Institutional business segments. The Commercial & Institutional business segment combined the pre-existing Commercial, NatWest Markets and RBS International businesses to form a single business segment, which focuses on serving Commercial & Institutional customers. The Commercial & Institutional business segment is intended to allow closer operational and strategic alignment to support growth, with increased levels of services being provided between NatWest Group entities, with the potential increased risk of breach of the UK ring-fencing regime requiring effective conflicts of interest policies.

Many factors may adversely impact the successful implementation of NatWest Group’s purpose-led strategy, including:

  -
macroeconomic challenges including rising inflation and interest rates and falling economic activity which may adversely affect economic growth and which could in turn impact certain strategic initiatives and new venture opportunities for NatWest Group;
  -
an internal culture shift across NatWest Group as to how NatWest Group conducts its business to strive towards NatWest Group’s One Bank strategy;
  -
maintaining effective governance, procedures, systems and controls giving effect to the purpose-led strategy whilst also managing emerging climate, ESG and other sustainability-related risks and opportunities;
  -
achieving a number of financial, capital and operational targets and expectations, both for the short term and throughout the implementation period;
  -
cost-controlling measures, which may result in material one-off provisions to lower the NatWest Group cost base, may divert investment from other areas, and may vary considerably from year to year;
  -
lower customer confidence and confidence from the wider market, which may result in a decrease of customer activity and related income levels;
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changes in the economic, political and regulatory environment in which NatWest Group, its customers and its counterparties operate, regulatory uncertainty and changes, strong market competition and industry disruption and economic volatility; and
  -
any economic downturn which may adversely affect the strategy as certain initiatives depend on achieving growth in new ventures and opportunities for NatWest Group.

Additional information
In pursuing its purpose-led strategy, NatWest Group may not be able to successfully: (i) implement some or all aspects of its strategy; (ii) meet any or all of the related targets or expectations of its strategy; or (iii) realise the intended strategic objectives of any other future strategic or growth initiative. The scale and scope of its strategy and the intended changes continue to present material business, operational and regulatory (including compliance with the UK ring-fencing regime), conflicts, legal, execution, IT system, internal culture, conduct and people risks to NatWest Group. Implementing many changes and strategic actions concurrently, including in respect of any growth initiatives, will require application of robust governance and controls frameworks and robust IT systems; there is a risk that NatWest Group may not be successful in these respects. The implementation of the purpose-led strategy and any other strategic initiatives could result in materially higher costs than initially contemplated (including due to material uncertainties and factors outside of NatWest Group’s control) and may not be completed as planned, or at all, or could be phased or could progress in a manner other than currently expected. This could lead to additional management actions by NatWest Group.

Each of these risks, and others identified in these Risk Factors, individually or collectively could jeopardise the implementation and delivery of the purpose-led strategy and other strategic initiatives, result in higher than expected costs, impact NatWest Group’s products and services offering, its reputation with customers or business model and adversely affect NatWest Group’s ability to deliver its strategy and meet its targets and guidance, each of which could adversely affect NatWest Group’s future results, financial condition and/or prospects.

Future acquisitions or divestments by NatWest Group may not be successful, and consolidation or fragmentation of the financial services industry may adversely affect NatWest Group.
The financial services industry is experiencing continued competitive pressure with technological advancement disrupting traditional business models. In order to compete effectively, NatWest Group may decide, as part of its purpose-led strategy, to undertake divestments, restructurings or reorganisations.

Conversely, it may decide to grow its business through acquisitions, joint ventures, investments and/or strategic partnerships as well as other transactions and initiatives to: (i) enhance capabilities that may lead to better productivity or cost efficiencies; (ii) acquire talent; (iii) pursue new products or expand existing products; or (iv) enter new markets or enhance its presence in existing markets.

There are risks that NatWest Group may not fully realise the expected benefits and value from these transactions and initiatives in the time, or to the degree, anticipated, or at all. In particular, NatWest Group may: (i) fail to realise the business rationale for the transaction or initiative, or assumptions underlying the business plans supporting the valuation of a target business may prove inaccurate, for example, regarding synergies and expected commercial demand; (ii) fail to successfully integrate any acquired businesses (including in respect of technologies, existing strategies, products and human capital) or to successfully divest or restructure a business; (iii) fail to retain key employees, customers and suppliers of any acquired or restructured business; (iv) be required or wish to terminate pre-existing contractual relationships, which could prove costly and/or be executed at unfavourable terms and conditions; (v) fail to discover certain contingent or undisclosed liabilities in businesses that it acquires, or its due diligence to discover any such liabilities may be inadequate; and (vi) not obtain necessary regulatory and other approvals or onerous conditions may be attached to such approvals. Accordingly, NatWest Group may not be successful in growing its business through divestments, restructurings, reorganisations or acquisitions, and initiatives and any particular transaction may not succeed, may be limited in scope or scale (including due to NatWest Group’s current ownership structure) and may not conclude on the terms contemplated, or at all. Any of the above may adversely affect NatWest Group’s future results, financial condition and/or prospects.

Continued competitive pressure in the financial services industry, including from technology companies, may have a negative impact on NatWest Group’s business. If NatWest Group Commercial & Institutional customers merge or are acquired by other entities that are not NatWest Group customers, this may also lead to losses for NatWest Group. Existing larger banks or financial institutions (and those that emerge from mergers and consolidations) may have more bargaining power in negotiations than NatWest Group. Each of these developments may adversely affect NatWest Group.

NatWest Group’s phased withdrawal from the Republic of Ireland present various risks.

NatWest Group’s phased withdrawal from ROI continues to present significant commercial, operational, reputational, legal and execution risks. In particular, the phased withdrawal from ROI requires transfers of business, assets and liabilities to third parties, and entails many risks, the most significant of which include: (i) anticipated reductions in net income, total lending and RWAs; (ii) potential stranded capital or an inability to return capital from Ulster Bank Ireland DAC to its parent; (iii) the diversion of management resources and attention away from day-to-day management; (iv) the recognition of disposal losses as part of the orderly run-down of certain loan portfolios which may be higher than anticipated; (v) execution risks arising from the significant uncertainties of a phased withdrawal, including the additional IT and operational expense and resource required to mitigate manual and limited customer switching and handling processes of Ulster Bank Ireland DAC, potential counterparties and other banks; (vi) customer action or inaction, or the inability to obtain necessary approvals and/or support from governmental authorities, regulators, trade unions and/or other stakeholders resulting in additional cost, resource and delays; (vii) potential loss of customers, resulting in, for example, retail and commercial deposit outflows and reduced revenues and liquidity; (viii) increased people risk through the potential loss of key colleagues and institutional knowledge and increased challenges of attracting and retaining colleagues; (ix) regulatory risk, including in relation to prudential, conduct and other regulatory requirements; (x) no or limited access to Euro system funding arrangements; and (xi) brand and reputational risks and stakeholder scrutiny about the phased withdrawal from ROI. Any of these risks and uncertainties may cost more, be more complex or harder to mitigate than currently estimated and may adversely affect NatWest Group’s reputation, future results, financial condition and/or prospects or its ability to execute a phased withdrawal from ROI.

The transfer of NatWest Group’s Western European corporate portfolio involves certain risks.
To improve efficiencies and best serve customers following Brexit, NatWest Group expects that certain of its assets, liabilities, transactions and activities (including NatWest Group’s Western European corporate portfolio principally consisting of term funding and revolving credit facilities), may be: (i) transferred from the ring-fenced subgroup of NatWest Group to NWM Group and/or (ii) transferred to the ring-fenced subgroup of NatWest Group from NWM Group, subject to regulatory and customer requirements. The timing, success and quantum of any of these transfers remain uncertain as is the impact of these transactions on its results of operations. As a result, NatWest Group’s future results, financial condition and/or prospects may be adversely affected.

Financial resilience risk

NatWest Group may not meet the targets it communicates or be in a position to continue to make discretionary capital distributions (including dividends to shareholders).

As part of NatWest Group’s strategy, it has set a number of financial, capital and operational targets including in respect of its: CET1 ratio target, MREL targets, return on tangible equity (‘ROTE’), funding plans and requirements, employee engagement, diversity and inclusion as well as ESG (including climate and sustainable funding and financing targets) and customer satisfaction targets and discretionary capital distributions (including dividends to shareholders). See also, ‘NatWest Group continues to implement its purpose-led strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes.’

NatWest Group’s ability to meet its targets, including its CET1 ratio target, and make discretionary capital distributions and to successfully fulfil its strategy is subject to various internal and external factors and risks. These include but are not limited to: UK and global macroeconomic, political, market and regulatory uncertainties, operational risks and risks relating to NatWest Group’s business model and strategy (including risks associated with climate, ESG and other sustainability-related issues) and litigation, governmental actions, investigations and regulatory matters. See also, ‘NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of high inflation and rising interest rates, supply chain disruption and the Russian invasion of Ukraine.’

NatWest Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption.

The markets within which NatWest Group operates are highly competitive. NatWest Group expects such competition to continue and intensify in response to various changes. These include: evolving customer behaviour, technological changes (including digital currencies and other instruments, stablecoins and the growth of digital banking, such as from fintech entrants), competitor behaviour, new entrants to the market (including non-traditional financial services providers such as retail or technology conglomerates, who may have competitive advantages in scale, technology and customer engagement), competitive foreign-exchange offerings, industry trends resulting in increased disaggregation or unbundling of financial services or conversely the re-intermediation of traditional banking services, and the impact of regulatory actions and other factors. In particular, developments in the financial sector resulting from new banking, lending and payment solutions offered by rapidly evolving incumbents, challengers and new entrants, notably with respect to payment services and products, and the introduction of disruptive technology may impede NatWest Group’s ability to grow or retain its share and impact its revenues and profitability, particularly in its key UK retail and commercial banking segments. Moreover, innovations such as biometrics, artificial intelligence, automation, the cloud, blockchain, cryptocurrencies and quantum computing may rapidly facilitate industry transformation.

These trends have been catalysed by various regulatory and competition policy interventions, including the UK initiative on Open Banking (PSD2), ‘Open Finance’ and other remedies imposed by the Competition and Markets Authority (‘CMA’), which are designed to further promote competition within retail banking. The competition enhancing measures under NatWest Group’s independently administered Alternative Remedies Package (‘ARP’) benefits grant recipients and eligible competitors. The ARP may be more costly than anticipated and may adversely affect customer service for NatWest Group’s own customers, its competitive position and reputation. Failure to comply with the terms of the scheme could result in the imposition of additional measures or limitations on NatWest Group’s operations, additional supervision by NatWest Group’s regulators, and loss of investor confidence.

Increasingly, many of the products and services offered by NatWest Group are, and will become, more technology intensive, including through digitalisation and the use of artificial intelligence. For example, NatWest Group has invested in a number of fintech ventures, including Mettle, FreeAgent, Tyl, Rapid Cash, Rooster Money and Vodeno. NatWest Group’s ability to develop or acquire such digital solutions (which also need to comply with applicable and evolving regulations) has become increasingly important to retaining and growing NatWest Group’s customer business in the UK. There can be no certainty that NatWest Group’s innovation strategy (which includes investment in its IT capability intended to address the material increase in customer use of online and mobile technology for banking as well as selective acquisitions, which carry associated risks) will be successful or that it will allow NatWest Group to continue to maintain or grow such services in the future. Certain of NatWest Group’s current or future competitors may be more successful in implementing innovative technologies for delivering products or services to their customers. NatWest Group may also fail to identify future opportunities or derive benefits from disruptive technologies in the context of rapid technological innovation, changing customer behaviour and growing regulatory demands, resulting in increased competition from traditional banking businesses as well as new providers of financial services, including technology companies with strong brand recognition, that may be able to develop financial services at a lower cost base.

NatWest Group’s competitors may also be better able to attract and retain customers and key employees, may have more advanced IT systems, and may have access to lower cost funding and/or be able to attract deposits on more favourable terms than NatWest Group. Although NatWest Group invests in new technologies and participates in industry and research led initiatives aimed at developing new technologies, such investments may be insufficient or ineffective, especially given NatWest Group’s focus on cost efficiencies.

This may limit additional investment in areas such as innovation and could affect NatWest Group’s offering of innovative products or technologies for delivering products or services to customers and its competitive position.

Furthermore, the development of innovative products depends on NatWest Group’s ability to produce underlying high-quality data, failing which its ability to offer innovative products may be compromised.

If NatWest Group is unable to offer competitive, attractive and innovative products that are also profitable and timely, it will lose share, incur losses on some or all of its initiatives and lose opportunities for growth. In this context, NatWest Group is investing in the automation of certain solutions and interactions within its customer-facing businesses, including through automation and artificial intelligence. Such initiatives may result in operational, reputational and conduct risks if the technology used is defective, inadequate or is not fully integrated into NatWest Group’s current solutions. There can be no certainty that such initiatives will deliver the expected cost savings and investment in automated processes will likely also result in increased short-term costs for NatWest Group.

In addition, the implementation of NatWest Group’s purpose-led strategy (including in relation to acquisitions, reorganisations and/or partnerships), delivery on its climate ambition, cost-controlling measures, as well as employee remuneration constraints, may also have an impact on its ability to compete effectively and intensified competition from incumbents, challengers and new entrants could affect NatWest Group’s ability to maintain satisfactory returns. Moreover, activist investors have increasingly become engaged and interventionist in recent years, which may pose a threat to NatWest Group’s strategic initiatives. Furthermore, continued consolidation or technological or other developments in certain sectors of the financial services industry could result in NatWest Group’s remaining competitors gaining greater capital and other resources, including the ability to offer a broader range of products and services and geographic diversity, or the emergence of new competitors. Any of the above may adversely affect NatWest Group’s future results, financial condition and/or prospects.

NatWest Group has significant exposure to counterparty and borrower risk.

NatWest Group has exposure to many different industries, customers and counterparties, and risks arising from actual or perceived changes in credit quality and the recoverability of monies due from borrowers and other counterparties are inherent in a wide range of NatWest Group’s businesses. NatWest Group’s lending strategy and associated processes/systems may fail to identify, anticipate or quickly react to weaknesses or risks in a particular sector, market or borrower, or NatWest Group’s credit risk appetite relative to competitors, or fail to adequately value physical or financial collateral. This may result in increased default rates or a higher loss given default for loans, which may, in turn, impact NatWest Group’s profitability. See also, ‘Risk and capital management — Credit Risk’.

The credit quality of NatWest Group’s borrowers and other counterparties may be affected by the recent UK and global macroeconomic and political uncertainties and a further deterioration in prevailing economic and market conditions (including a resurgence of the COVID-19 pandemic or other new health crises) and by the legal and regulatory landscape in the UK and countries where NatWest Group is exposed to credit risk. Any further deterioration in these conditions or changes to legal or regulatory landscapes could worsen borrower and counterparty credit quality or impact the enforcement of contractual rights over security, increasing credit risk.

An increase in drawings upon credit facilities may also increase NatWest Group’s RWAs. In addition, the level of household indebtedness in the UK remains high. The ability of households to service their debts could be worsened by a period of high unemployment, increasing interest rates or higher inflation, particularly if prolonged. NatWest Group may be affected by volatility in property prices (including as a result of the general UK political or economic climate) given that NatWest Group’s mortgage loan and wholesale property loan portfolios as at 31 December 2022, amounted to £235.5 billion, representing 62% of NatWest Group’s total customer loan exposure. If property prices were to weaken this could lead to higher impairment charges, particularly if default rates also increase. In addition, NatWest Group’s credit risk may be exacerbated if the collateral that it holds cannot be realised as a result of market conditions or regulatory intervention or if it is liquidated at prices not sufficient to recover the net amount after accounting for any IFRS 9 provisions already made. This is most likely to occur during periods of illiquidity or depressed asset valuations.

NatWest Group is exposed to the financial industry, including sovereign debt securities, banks, financial intermediation providers (including providing facilities to financial sponsors and funds, backed by assets or investor commitments) and securitised products (typically senior lending to special purpose vehicles backed by pools of financial assets). Concerns about, or a default by, a financial institution could lead to significant liquidity problems and losses or defaults by other financial institutions, since the commercial and financial soundness of many financial institutions is closely related and interdependent as a result of credit, trading, clearing and other relationships. Any perceived lack of creditworthiness of a counterparty or borrower may lead to market-wide liquidity problems and losses for NatWest Group. This systemic risk may also adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which NatWest Group interacts on a daily basis. See also, ‘NatWest Group may not be able to adequately access sources of liquidity and funding’.

As a result, adverse changes in borrower and counterparty credit risk may cause accelerated impairment charges under IFRS 9, increased repurchase demands, higher costs, additional write-downs and losses for NatWest Group and an inability to engage in routine funding transactions.

NatWest Group has applied an internal analysis of multiple economic scenarios (MES) together with the determination of specific overlay adjustments to inform its IFRS 9 ECL (Expected Credit Loss). The recognition and measurement of ECL is complex and involves the use of significant judgment and estimation. This includes the formulation and incorporation of multiple forward-looking economic scenarios into ECL to meet the measurement objective of IFRS 9. The ECL provision is sensitive to the model inputs and economic assumptions underlying the estimate. Going forward, NatWest Group anticipates observable credit deterioration of a proportion of assets resulting in a systematic uplift in defaults, which is mitigated by those economic assumption scenarios being reflected in the Stage 2 ECL across portfolios, along with a combination of post model overlays in both wholesale and retail portfolios reflecting the uncertainty of credit outcomes. See also, ‘Risk and capital management - Credit Risk’. A credit deterioration would also lead to RWA increases.

Furthermore, the assumptions and judgments used in the MES and ECL assessment at 31 December 2022 may not prove to be adequate resulting in incremental ECL provisions for NatWest Group.

Due to NatWest Group’s exposure to the financial industry, it also has exposure to shadow banking entities (i.e., entities which carry out activities of a similar nature to banks but not regulated like banks). NatWest Group is required to identify and monitor its exposure to shadow banking entities, implement and maintain an internal framework for the identification, management, control and mitigation of the risks associated with exposure to shadow banking entities, and ensure effective reporting and governance in respect of such exposure. If NatWest Group is unable to properly identify and monitor its shadow banking exposure, maintain an adequate framework, or ensure effective reporting and governance in respect of shadow banking exposure, this may adversely affect NatWest Group’s future results, financial condition and/or prospects.

In line with certain mandated COVID-19 pandemic support schemes, NatWest Group assisted affected customers with a number of initiatives including NatWest Group’s participation in BBLS, CBILS and CLBILS products. NatWest Group has sought to manage the risks of fraud and money laundering against the need for the fast and efficient release of funds to customers and businesses. NatWest Group may be exposed to fraud, conduct and litigation risks arising from inappropriate approval (or denial) of BBLS, CBILS or CLBILS or the enforcing or pursuing repayment of BBLS,CBILS and CLBILS (or a failure to exercise forbearance), which may have an adverse effect on NatWest Group’s reputation and results of operations. The implementation of the initiatives and efforts mentioned above may result in litigation, regulatory and government actions and proceedings. These actions may result in judgments, settlements, penalties or fines.

If NatWest Group experiences losses and a reduction in future profitability, this is likely to affect the recoverable value of fixed assets, including goodwill and deferred taxes, which may lead to write-downs.

NatWest Group may not meet the prudential regulatory requirements for regulatory capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options.
NatWest Group is required by regulators in the UK, the EU and other jurisdictions in which it undertakes regulated activities to maintain adequate financial resources.

Adequate capital provides NatWest Group with financial flexibility specifically in its core UK operations in the face of turbulence and uncertainty in the UK and the global economy. It also permits NatWest Group plc to make discretionary capital distributions (including dividends to shareholders).

As at 31 December 2022, NatWest Group plc’s CET1 ratio was 14.2% and is targeting a CET1 ratio of 13-14% by the end of 2023. NatWest Group plc’s target CET1 ratio is based on a combination of its expected regulatory requirements and internal modelling, including stress scenarios and management’s and/or the Prudential Regulation Authority’s (‘PRA’) views on appropriate buffers above minimum operating levels.

NatWest Group plc’s current capital strategy is based on the expected accumulation of additional capital through the accrual of profits over time, planned capital actions (including issuances, redemptions, and discretionary capital distributions), RWA growth in the form of regulatory uplifts and lending growth and other capital management initiatives which focus on improving capital efficiency and ensuring NatWest Group meets its medium-to-long term targets. NatWest Group intends to make capital distributions to its equity investors of amounts surplus to its publicly stated CET1 target, subject to macroeconomic conditions, via a combination of dividends and buybacks. In making distribution decisions, consideration is given to previously guided ordinary dividend pay-out ratios, an intention to minimise the government’s stake in the Group, and maximising shareholder value.

A number of factors may impact NatWest Group plc’s ability to maintain its current CET1 ratio target and achieve its capital strategy. These include:
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a depletion of its capital resources through increased costs or liabilities or reduced profits;
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an increase in the quantum of RWAs/Leverage Exposure in excess of that expected, including due to regulatory changes, or a failure in internal controls or procedures to accurately measure and report RWAs/ Leverage Exposure;
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changes in prudential regulatory requirements including NatWest Group plc’s Total Capital Requirement/ Leverage Requirement set by the PRA, including Pillar 2 requirements, as applicable, and regulatory buffers as well as any applicable scalars; and
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reduced dividends from NatWest Group’s subsidiaries because of changes in their financial performance and/or the extent to which local capital requirements exceed NatWest Group plc’s target ratio; and limitations on the use of double leverage (i.e., NatWest Group plc’s use of debt to invest in the equity of its subsidiaries, as a result of the Bank of England’s and/or NatWest Group’s evolving views on distribution of capital within groups).

A shortage of capital could in turn affect NatWest Group plc’s capital ratio, and/or its ability to make capital distributions and in turn NatWest Group may not remain a viable, competitive or profitable banking business.

A minimum level of capital is required to be met by NatWest Group plc for it to be entitled to make certain discretionary payments, and institutions which fail to meet the combined buffer requirement are subject to restricted discretionary payments. The resulting restrictions are scaled according to the extent of the breach of the combined buffer requirement and calculated as a percentage of the profits of the institution since the last distribution of profits or discretionary payment which gives rise to a maximum distributable amount (MDA) (if any) that the financial institution can distribute through discretionary payments. Any breach of the combined buffer requirement may necessitate for NatWest Group plc reducing or ceasing discretionary payments (including payments of dividends to shareholders) to the extent of the breach.

NatWest Group plc is required to maintain a set quantum of MREL set as the higher of its RWAs or leverage requirement. The Bank of England has identified single point-of-entry at NatWest Group plc, as the preferred resolution strategy for NatWest Group. As a result, NatWest Group plc is the only entity within NatWest Group that can externally issue securities that count towards its MREL, the proceeds of which can then be downstreamed to meet the internal MREL of its operating entities and intermediate holding companies.

If NatWest Group plc is unable to raise the requisite amount of regulatory capital or MREL, downstream the proceeds of MREL to subsidiaries as required, or to otherwise meet its regulatory capital,

MREL and leverage requirements, it may be exposed to increased regulatory supervision or sanctions, loss of investor confidence, constrained or more expensive funding and be unable to make dividend payments on its ordinary shares or maintain discretionary payments on capital instruments.

If, under a stress scenario, the level of regulatory capital or MREL falls outside of risk appetite, there are a range of recovery management actions (focused on risk reduction and mitigation) that NatWest Group could take to manage its capital levels, but any such actions may not be sufficient to restore adequate capital levels. Under the EU Bank Recovery and Resolution Directives I and II (‘BRRD’), as implemented in the UK, NatWest Group must maintain a recovery plan acceptable to its regulator, such that a breach of NatWest Group’s applicable capital or leverage requirements may trigger the application of NatWest Group’s recovery plan to remediate a deficient capital position. NatWest Group’s regulator may request that NatWest Group carry out certain capital management actions or, if NatWest Group plc’s CET1 ratio falls below 7%, certain regulatory capital instruments issued by NatWest Group plc will be written-down or converted into equity and there may be an issue of additional equity by NatWest Group plc, which could result in the reduction in value of the holdings of NatWest Group plc’s existing shareholders. The success of such issuances will also be dependent on favourable market conditions and NatWest Group may not be able to raise the amount of capital required on acceptable terms or at all. Separately, NatWest Group may address a shortage of capital by taking action to reduce leverage exposure and/or RWAs via asset or business disposals. These actions may, in turn, affect: NatWest Group’s product offering, credit ratings, ability to operate its businesses, pursue its current strategies and pursue strategic opportunities, any of which may adversely affect NatWest Group’s future results, financial condition and/or prospects. See also, ‘NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, for example, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group’s securities.’

NatWest Group may not be able to adequately access sources of liquidity and funding.

NatWest Group is required to access sources of liquidity and funding through retail and wholesale deposits, as well as through the debt capital markets. As at 31 December 2022, NatWest Group plc subsidiaries held £470.7 billion in deposits. The level of deposits may fluctuate due to factors outside NatWest Group’s control, such as a loss of customers and/or investor confidence (including in individual NatWest Group entities), changes in interest rates, government support, increasing competitive pressures for retail and corporate customer deposits or the reduction or cessation of deposits by wholesale depositors, which could result in a significant outflow of deposits within a short period of time. An inability to grow or any material decrease in NatWest Group’s deposits could, particularly if accompanied by one of the other factors described above, may adversely affect NatWest Group’s ability to satisfy its liquidity or funding needs. In turn, this could require NatWest Group to adapt its funding plans or change its operations.

Current economic uncertainties and any significant market volatility could affect NatWest Group’s ability to access sources of liquidity and funding, which may result in higher funding costs and failure to comply with regulatory capital, funding and leverage requirements.  As a result, NatWest Group and its subsidiaries could be required to adapt their funding plans.  This could exacerbate funding and liquidity risk, which may adversely affect NatWest Group.

As at 31 December 2022, NatWest Group plc’s liquidity coverage ratio was 145%. If its liquidity position were to come under stress, and if NatWest Group plc were unable to raise funds through deposits or in the debt capital markets on acceptable terms or at all, its liquidity position could be adversely affected and it might be unable to meet deposit withdrawals on demand or at their contractual maturity, to repay borrowings as they mature, to meet its obligations under committed financing facilities, to comply with regulatory funding requirements, to undertake certain capital and/or debt management activities, or to fund new loans, investments and businesses. NatWest Group may need to liquidate assets to meet its liabilities, including disposals of assets not previously identified for disposal to reduce its funding commitments or trigger the execution of certain management actions or recovery options. In a time of reduced liquidity, NatWest Group may be unable to sell some of its assets, or may need to sell assets at depressed prices, which in either case may adversely affect NatWest Group’s future results, financial condition and/or prospects.

Any reduction in the credit rating and/or outlooks assigned to NatWest Group plc, any of its subsidiaries or any of their respective debt securities could adversely affect the availability of funding for NatWest Group, reduce NatWest Group’s liquidity position and increase the cost of funding.

Rating agencies regularly review NatWest Group plc and other NatWest Group entity credit ratings and outlooks. In October 2022, Moody’s changed the outlook from stable to negative for NatWest Bank Plc’s issuer rating. NatWest Group entity credit ratings and outlooks could be negatively affected (directly or indirectly) by a number of factors that can change over time, including: credit rating agencies’ assessment of NatWest Group’s strategy and management’s capability; its financial condition including in respect of profitability, asset quality, capital, funding and liquidity; the level of political support for the industries and regions in which NatWest Group operates; the implementation of structural reform; the legal and regulatory frameworks applicable to NatWest Group’s legal structure; business activities and the rights of its creditors; changes in rating methodologies; changes in the relative size of the loss-absorbing buffers protecting bondholders and depositors; the competitive environment, political and economic conditions in NatWest Group’s key markets (including higher interest rates and inflation, supply chain disruptions and the outcome of any further Scottish independence referendum); any reduction of the UK’s sovereign credit rating (currently on negative outlook by Moody’s, S&P and Fitch) and market uncertainty. In addition, credit ratings agencies are increasingly taking into account sustainability-related factors, including climate, environmental, social and governance related risk, as part of the credit ratings analysis, as are investors in their investment decisions. See also, ‘A reduction in the ESG ratings of NatWest Group could have a negative impact on NatWest Group’s reputation and on investors’ risk appetite and customers’ willingness to deal with NatWest Group.’

Any reductions in the credit ratings of NatWest Group plc or of certain other NatWest Group entities, including, in particular, downgrades below investment grade, or a deterioration in the capital markets’ perception of NatWest Group’s financial resilience could significantly affect NatWest Group’s access to capital markets, reduce the size of its deposit base and trigger additional collateral or other requirements in its funding arrangements or the need to amend such arrangements, which could adversely affect NatWest Group’s (and, in particular, NatWest Group plc’s) cost of funding and its access to capital markets and could limit the range of counterparties willing to enter into transactions with NatWest Group (and, in particular, with NatWest Group plc). This may in turn adversely affect NatWest Group’s competitive position and threaten its prospects in the short to medium-term.

NatWest Group may be adversely affected if it fails to meet the requirements of regulatory stress tests.

NatWest Group is subject to annual stress tests by its regulator in the UK. Stress tests are designed to assess the resilience of banks to potential adverse economic or financial developments and ensure that they have robust, forward-looking capital planning processes that account for the risks associated with their business profile. If the stress tests reveal that a bank’s existing regulatory capital buffers are not sufficient to absorb the impact of the stress, then it is possible that NatWest Group will need to take action to strengthen its capital position.

Failure by NatWest Group to meet the quantitative and qualitative requirements of the stress tests as set forth by its UK regulator may result in: NatWest Group’s regulators requiring NatWest Group to generate additional capital, reputational damage, increased supervision and/or regulatory sanctions, restrictions on capital distributions and loss of investor confidence, all of which may adversely affect its future results, financial condition and/or prospects.

NatWest Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.

Given the complexity of NatWest Group’s business, strategy and capital requirements, NatWest Group relies on analytical and other models for a wide range of purposes, including to manage its business, assess the value of its assets and its risk exposure, as well as to anticipate capital and funding requirements (including to facilitate NatWest Group’s mandated stress testing). Uncertainties relating to the COVID-19 pandemic has made reliance on analytical models and planning and forecasting for NatWest Group more complex, and may result in uncertainty impacting the risk profile of NatWest Group and/or that of the wider banking industry. In addition, NatWest Group utilises models for valuations, credit approvals, calculation of loan impairment charges on an IFRS 9 basis, financial reporting and for financial crime (criminal activities in the form of money laundering, terrorist financing, bribery and corruption, tax evasion and sanctions as well as fraud risk management (collectively, ‘financial crime’)). NatWest Group’s models, and the parameters and assumptions on which they are based, are periodically reviewed.

As models analyse scenarios based on assumed inputs and a conceptual approach, model outputs therefore remain uncertain. Failure of models (including due to errors in model design) or new data inputs (including non-representative data sets), for example, to accurately reflect changes in the micro and macroeconomic environment in which NatWest Group operates (for example to account for high inflation), to capture risks and exposures at the subsidiary level and to update for changes to NatWest Group’s current business model or operations, or for findings of deficiencies by NatWest Group’s regulators (including as part of NatWest Group’s mandated stress testing), may render some business lines uneconomic, result in increased capital requirements, may require management action or may subject NatWest Group to regulatory sanction. NatWest Group may also face adverse consequences as a result of actions based on models that are poorly developed, implemented or used, models that are based on inaccurate or compromised data or as a result of the modelled outcome being misunderstood, or by such information being used for purposes for which it was not designed.

NatWest Group’s financial statements are sensitive to underlying accounting policies, judgments, estimates and assumptions.
The preparation of financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses, exposures and RWAs. While estimates, judgments and assumptions take into account historical experience and other factors, (including market practice and expectations of future events that are believed to be reasonable under the circumstances), actual results may differ due to the inherent uncertainty in making estimates, judgments and assumptions (particularly those involving the use of complex models). Further, accounting policy and financial statement reporting requirements are likely to increasingly require management to adjust existing judgments, estimates and assumptions for the effects of climate-related, sustainability and other matters that are inherently uncertain and for which there is little historical experience which may affect the comparability of NatWest Group’s future financial results with its historical results. Actual results may differ due to the inherent uncertainty in making climate-related and sustainability estimates, judgments and assumptions.

Accounting policies deemed critical to NatWest Group’s results and financial position, based upon materiality and significant judgments and estimates, involve a high degree of uncertainty and may have a material impact on its results. For 2022, these include loan impairments, fair value, deferred tax and conduct and litigation provisions. These are set out in ‘Critical accounting policies and sources of estimation uncertainty’.

Changes in accounting standards may materially impact NatWest Group’s financial results.

NatWest Group prepares its consolidated financial statements in conformity with the requirements of the Companies Act 2006 and in accordance with IFRS as issued by the International Accounting Standards Board. Changes in accounting standards or guidance by accounting bodies or in the timing of their implementation, whether immediate or foreseeable, could result in NatWest Group having to recognise additional liabilities on its balance sheet, or in further write-downs or impairments to its assets and could also significantly impact the financial results, condition and prospects of NatWest Group. From time to time, the International Accounting Standards Board may issue new accounting standards or interpretations that could materially impact how NatWest Group calculates, reports and discloses its financial results and financial condition, and which may affect NatWest Group capital ratios, including the CET1 ratio. New accounting standards and interpretations that have been issued by the International Accounting Standards Board but which have not yet been adopted by NatWest Group are discussed in ‘Future accounting developments’.

The value or effectiveness of any credit protection that NatWest Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.
NatWest Group has some remaining credit exposure arising from over-the-counter derivative contracts, mainly credit default swaps (CDSs), and other credit derivatives, each of which are carried at fair value. The fair value of these CDSs, as well as NatWest Group’s exposure to the risk of default by the underlying counterparties, depends on the valuation and the perceived credit risk of the instrument against which protection has been bought. Many market counterparties have been adversely affected by their exposure to residential mortgage-linked and corporate credit products, whether synthetic or otherwise, and their actual and perceived creditworthiness may deteriorate rapidly. If the financial condition of these counterparties or their actual or perceived creditworthiness deteriorates, NatWest Group may record further credit valuation adjustments on the credit protection bought from these counterparties under the CDSs. NatWest Group also recognises any fluctuations in the fair value of other credit derivatives. Any such adjustments or fair value changes may adversely affect NatWest Group’s future results, financial condition and/or prospects.

NatWest Group is subject to Bank of England and PRA oversight in respect of resolution, and NatWest Group could be adversely affected should the Bank of England in the future deem NatWest Group’s preparations to be inadequate.

NatWest Group is subject to regulatory oversight by the Bank of England and the PRA and is required (under the PRA rulebook) to carry out an assessment of its preparations for resolution, submit a report of the assessment to the PRA, and disclose a summary of this report. NatWest Group has dedicated significant resources towards the preparation of NatWest Group for a potential resolution scenario. In June 2022 the Bank of England communicated its assessment of NatWest Group’s preparations and did not identify any shortcomings, deficiencies or substantive impediments although two areas were highlighted as requiring further enhancements. NatWest Group could be adversely affected should future Bank of England assessments deem NatWest Group’s preparations to be inadequate.

If future Bank of England assessments identify a significant gap in NatWest Group’s ability to achieve the resolvability outcomes or reveals that NatWest Group is not adequately prepared to be resolved, or did not have adequate plans in place to meet resolvability requirements, NatWest Group may be required to take action to enhance its preparations to be resolvable, resulting in additional costs and the dedication of additional resources. Such a scenario may have an impact on NatWest Group as, depending on the Bank of England’s assessment, potential action may include, but is not limited to, restrictions on NatWest Group’s maximum individual and aggregate exposures, a requirement to dispose of specified assets, a requirement to change legal or operational structure, a requirement to cease carrying out certain activities and/or maintaining a specified amount of MREL. This may also impact NatWest Group’s strategic plans and may adversely affect its financial condition and/or reputation or lead to a loss of investor confidence.

NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, for example, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group’s securities.

HM Treasury, the Bank of England and the PRA and FCA (together, the ‘Authorities’) are granted substantial powers to resolve and stabilise UK-incorporated financial institutions. Five stabilisation options exist: (i) transfer of all of the business of a relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a ‘bridge bank’ wholly-owned by the Bank of England; (iii) transfer of part of the assets, rights or liabilities of the relevant entity to one or more asset management vehicles for management of the transferor’s assets, rights or liabilities; (iv) the write-down, conversion, transfer, modification, or suspension of the relevant entity’s equity, capital instruments and liabilities; and (v) temporary public ownership of the relevant entity. These tools may be applied to NatWest Group plc as the parent company or an affiliate where certain conditions are met (such as, whether the firm is failing or likely to fail, or whether it is reasonably likely that action will be taken (outside of resolution) that will result in the firm no longer failing or being likely to fail). Moreover, there are modified insolvency and administration procedures for relevant entities, and the Authorities have the power to modify or override certain contractual arrangements in certain circumstances and amend the law for the purpose of enabling their powers to be used effectively and may promulgate provisions with retrospective applicability.

Under the UK Banking Act, the Authorities are generally required to have regard to specified objectives in exercising the powers provided for by the Banking Act. One of the objectives (which is required to be balanced as appropriate with the other specified objectives) refers to the protection and enhancement of the stability of the financial system of the UK. Moreover, the ‘no creditor worse off’ safeguard contained in the Banking Act may not apply in relation to an application of the separate write-down and conversion power relating to capital instruments under the Banking Act, in circumstances where a stabilisation power is not also used. Holders of debt instruments which are subject to the power may, however, have ordinary shares transferred to or issued to them by way of compensation.

Uncertainty exists as to how the Authorities may exercise their powers including the determination of actions undertaken in relation to the ordinary shares and other securities issued by NatWest Group, which may depend on factors outside of NatWest Group’s control. Moreover, the Banking Act provisions remain largely untested in practice, particularly in respect of resolutions of large financial institutions and groups.

If NatWest Group is at or is approaching the point of non-viability such that regulatory intervention is required, any exercise of the resolution regime powers by the Authorities may adversely affect holders of NatWest Group plc’s ordinary shares or other NatWest Group securities. This may result in various actions being undertaken in relation to NatWest Group and any securities of NatWest Group, including cancellation, transfer, dilution, write-down or conversion (as applicable). There may also be a corresponding adverse effect on the market price of such ordinary shares and other NatWest Group securities.

Climate and sustainability-related risks
NatWest Group and its customers, suppliers and counterparties face significant climate and sustainability-related risks, which may adversely affect NatWest Group.

Climate-related risks represent a source of systemic risk in the global financial system. The financial impacts of climate-related risks are expected to be widespread, exacerbating already existing financial vulnerabilities and may disrupt the proper functioning of financial markets and institutions, including NatWest Group.

Financial and non-financial risks from climate change and sustainability-related risks can arise through physical and transition risks. In addition, physical and transition risks can trigger further losses, stemming directly or indirectly from legal claims, litigation and conduct liability (referred to as ‘liability risk’). See also, ‘NatWest Group may be subject to potential climate, environmental, human rights and other sustainability-related litigation, enforcement proceedings, investigations and conduct risk.’

There are significant uncertainties as to the location, extent and timing of the manifestation of the physical risks of climate change, such as more severe and frequent extreme weather events (storms, flooding, subsidence, heat waves, droughts and wildfires), rising sea levels, nature and biodiversity loss, declining food yields, destruction of critical infrastructure, supply chain disruption and resource scarcity. Damage to NatWest Group customers’, suppliers’ and counterparties’ properties and operations could disrupt business, impair asset values and negatively impact the creditworthiness of customers leading to increased default rates, delinquencies, write-offs and impairment charges in NatWest Group’s portfolios. In addition, NatWest Group premises and operations, or those of its critical outsourced functions may experience damage or disruption leading to increased costs and adversely affect NatWest Group’s reputation, future results, financial condition and/or prospects.

In October 2021, the UK Government published its Net Zero Strategy which sets out how the UK will deliver on its commitment to reach net-zero emissions by 2050 (defined as the point at which greenhouse gas emissions from sources are equal to removals by sinks as set out in Article 4 of the 2015 Paris Agreement). An independent review of the government’s approach to delivering its net zero target to ensure it is pro-business and pro-growth was published in January 2023. The timing, content and implementation of the specific policies and proposals remain uncertain and are subject to continuous changes and developments. The transition to a net-zero economy across all sectors of the economy and markets in which NatWest Group operates will be required to meet the goals of the UN Framework Convention on Climate Change (1994), the 2015 Paris Agreement, the UK’s Net Zero Strategy and the European Green Deal initiatives. The impacts of the extensive social, commercial, technological, policy and regulatory changes required to achieve transition remain uncertain but are expected to be significant, subject to continuous changes and developments and may be disruptive across the global economy and markets, especially if these changes do not occur in an orderly or timely manner or are not effective in reducing emissions sufficiently. Some sectors such as property, energy (including the oil and gas industry), mobility (including land transport, aviation, and shipping industries and the related manufacturing and infrastructure industry) and food (including the agriculture industry) are expected to be particularly impacted. The timing and pace of the transition to a net-zero economy is also uncertain, will depend on many factors and uncertainties and may be near-term, gradual and orderly, or delayed, rapid and disorderly, or a combination of these. There is also growing attention on the need for a 'just transition' and ‘energy justice’ – in recognition that the transition to net zero should not disproportionally affect the most disadvantaged members of society.

In addition, NatWest Group and its customers, suppliers and counterparties may face economic, financial and non-financial risks arising from broader sustainability issues such as: (i) risks relating to degradation of the environment, such as air, water and land pollution, water stress, nature and biodiversity loss and deforestation which may include for instance loss and/or decline of the state of nature (including the state of biodiversity); (ii) social matter-related risks (including violent conflicts, geopolitical implications, impacts on indigenous people, migration, human rights, diversity, equality and inclusion, the living wage, fair taxation and value chains); and (iii) governance-related risks (including board diversity, ethics, executive compensation and management structure).

Financial institutions, including NatWest Group, are directly and indirectly exposed to multiple types of environmental risks (including nature and biodiversity related risks) through their activities, including through the risk of default by clients.

In addition to safeguards and interventions that focus on reducing negative impacts on the environment (including nature and biodiversity), there is also a growing need to implement solutions that focus on increasing positive impacts on environment (including nature and biodiversity) through nature-based solutions. In 2021, NatWest Group classified ‘Biodiversity and Nature Loss’ as an emerging risk for NatWest Group within its Risk Management Framework.

The Taskforce on Nature-Related Financial Disclosures (TNFD) is a global, market-led initiative with the mission to develop and deliver a risk management and disclosure framework for organisations to report and act on evolving nature-related risks and opportunities, with the ultimate aim of supporting a shift in global financial flows away from nature-negative outcomes and toward nature-positive outcomes. NatWest Group is a member of the Informal Working Group 2020 of TNFD and is a Forum Member since 2021.

Measuring the environmental related financial impacts (including impacts on nature and biodiversity related financial impacts) as a result of funding and financing activities as well as reporting on these is an evolving and complex area for the financial services industry which requires collaborative approaches with partners, stakeholders, peers and public sector bodies to help measure and mitigate the negative impacts of the activities which NatWest Group finances on the environment (including nature and biodiversity), as well as supporting the growing sector of nature-based solutions and habitat restoration and biodiversity markets. NatWest Group is in the early stages of developing its approach to assess, manage and mitigate environmental risks and by using emerging industry guidance such as the TNFD beta framework, NatWest Group is seeking to further its understanding of how NatWest Group’s business activities impact nature, the dependencies NatWest Group and its customers have on nature, and the risks and opportunities nature can generate.

There is also increased scrutiny from NatWest Group’s employees, investors, customers, counterparties (including its suppliers), communities, regulators and other stakeholders regarding how businesses address social issues, including tackling inequality, working conditions, workplace health, safety and wellbeing, diversity and inclusion, data protection and management, workforce management, human rights and supply chain management which may impact

NatWest Group’s employees, suppliers, customers, and their business activities or the communities in which they operate.

These climate and sustainability-related risks may:
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adversely affect economic activity, asset pricing and valuations of financial instruments and, in turn, the wider financial system;
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impact economic activities directly (for example through lower corporate profitability or the devaluation of assets) or indirectly (for example through macro-financial changes);
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also affect the viability or resilience of business models over the medium to longer term, particularly those business models most vulnerable to climate and sustainability-related risks;
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trigger further losses stemming directly or indirectly from legal claims (liability risks) and reputational damage as a result of the public, customers, counterparties, suppliers and/or investors associating NatWest Group or its customers with adverse climate and sustainability-related issues;
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intersect with and add further complexity and challenge to achieving NatWest Group’s purpose-led strategy including climate ambitions and targets;
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be drivers of several different risk categories simultaneously and may exacerbate existing risks, including credit risk, operational risk (including business continuity), market risk (both traded and non-traded), liquidity and funding risk (for example, net cash outflows or depletion of liquidity buffers), pension risk and conduct risk; and
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if combined, may have a greater adverse effect on NatWest Group’s reputation, future results, financial condition and/or prospects.

If NatWest Group fails in a timely manner to identify and address climate and sustainability-related risks and opportunities and changing regulatory and market expectations, or to appropriately identify, measure, manage and mitigate climate and sustainability-related physical, transition and liability risks and opportunities that NatWest Group, its customers, counterparties and suppliers face, this may adversely affect NatWest Group’s reputation, future results, financial condition and/or prospects.
NatWest Group’s climate change related strategy, ambitions, targets and transition plan entail significant execution and reputational risk and are unlikely to be achieved without significant and timely government policy, technology and customer behavioural changes.

In February 2020, NatWest Group announced its ambition to become a leading bank in the UK helping to address the climate challenge. As part of the implementation of its climate ambitions, at NatWest Group’s Annual General Meeting in April 2022, ordinary shareholders passed an advisory ‘Say on Climate’ resolution endorsing NatWest Group’s previously announced strategy to address climate change, including its ambitions to at least halve the climate impact of its financing activity by 2030, achieve alignment with the 2015 Paris Agreement and reach net zero by 2050 across its financed emissions, assets under management and operational value chain.

Furthermore, as part of its efforts to support the transition to a net-zero economy, NatWest Group has announced its plans to (i) stop lending and underwriting to companies with more than 15% of activities related to thermal and lignite coal, unless they had a Credible Transition Plan in line with the 2015 Paris Agreement in place by end of 2021; phase out of thermal and lignite coal for UK and non-UK customers who have UK coal production, coal-fired generation and coal-related infrastructure by 1 October 2024, with a full global phase out by 1 January 2030; (ii) to stop lending and underwriting to major oil and gas producers unless they had a Credible Transition Plan aligned with the 2015 Paris Agreement in place by the end of 2021; (iii) from February 2023 stop providing reserve based lending specifically for the purpose of financing oil and gas exploration, extraction and production for new customers, and, after the 31 December 2025 not to renew, refinance or extend existing reserve- based lending specifically for the purpose of financing oil and gas exploration, extraction and production; and (iv) stop providing reserve-based lending and borrowing base financing to upstream Oil and Gas companies specifically for the purpose of financing upstream assets located in Arctic or Antarctic Waters.

In December 2022, NatWest Group published its science based targets validated by Science Based Target Initiative (SBTi) for its own operational footprint and for 79% of its loans and investments (debt securities and equity shares) on its 2019 balance sheet, at sector level.

NatWest Group has also announced and in the future it may also announce other climate ambitions and targets which support its overarching strategy to address climate change.

Making the changes necessary to achieve NatWest Group’s strategy on addressing climate change, including its climate ambitions and targets and executing its transition plan, may adversely affect NatWest Group’s business and operations and will require significant reductions to its financed emissions and to its exposure to customers that do not align with a transition to net zero or do not have a credible transition plan in place. Increases in lending and financing activities may wholly or partially offset some or all these reductions, which may increase the extent of changes and reductions necessary. It is anticipated that achieving these reductions, together with the active management of climate and sustainability-related risks and other regulatory, policy and market changes, is likely to necessitate material and accelerated changes to NatWest Group’s business, operating model, its existing exposures and the products and services NatWest Group provides to its customers (potentially on accelerated timescales) which may adversely affect NatWest Group’s ability to achieve its financial targets and generate sustainable returns.

NatWest Group also needs to ensure that its strategy and business model adapt to changing national and international standards, industry and scientific practices, regulatory requirements and market expectations regarding climate change, which remain under continuous development and are subject to different interpretations. There can be no assurance that these standards, practices, requirements and expectations will not be interpreted differently than what was NatWest Group’s understanding when defining its climate-related ambitions and targets or change in a manner that substantially increases the cost or effort for NatWest Group to achieve such ambitions and targets. In addition, NatWest Group’s ambitions and targets may prove to be considerably more difficult or even impossible to achieve under such changing circumstances. This may be exacerbated if NatWest Group chooses or is required to accelerate its climate-related ambitions or targets as a result of (among other things) UK or international regulatory developments or stakeholder expectations.

NatWest Group’s ability to achieve its strategy to address climate change, including achieving its climate ambitions and targets, will depend to a large extent on many factors and uncertainties beyond NatWest Group’s control.

These include the extent and pace of climate change, including the timing and manifestation of physical and transition risks, the macroeconomic environment, the timely implementation and integration of adequate government policies, the effectiveness of actions of governments, legislators, regulators, businesses, investors, customers and other stakeholders to mitigate the impact of climate and sustainability-related risks, changes in customer behaviour and demand, changes in the available technology for mitigation, the roll-out of low carbon infrastructure and the availability of accurate, verifiable, reliable, consistent and comparable data. See also, ‘There are significant challenges in accessing reliable, verifiable and comparable climate and other sustainability-related data due to availability, quality and other limitations, which contribute to the substantial uncertainties in accurately modelling and reporting on climate and sustainability information, as well as making appropriate important internal decisions’.

These external factors and other uncertainties will make it challenging for NatWest Group to meet its climate ambitions and targets and there is a significant risk that all or some of them will not be achieved.

Any delay or failure in setting, making progress against or meeting NatWest Group’s climate-related ambitions and targets may adversely affect NatWest Group, its reputation, future results, financial condition and/or prospects and may increase the climate and sustainability-related risks NatWest Group faces.

There are significant limitations related to accessing reliable, verifiable and comparable climate and other sustainability-related data, including as a result of lack of standardisation, consistency and completeness which, alongside other factors, contribute to substantial uncertainties in accurately modelling and reporting on climate and sustainability information, as well as making appropriate important internal decisions.
Meaningful reporting of climate and sustainability-related risks and opportunities and their potential impacts and related metrics depends on access to accurate, reliable, consistent and comparable climate and sustainability-related data from counterparties or customers. Data may not be generally available or, if available, may not be accurate, verifiable, auditable, reliable, consistent, or comparable.

Any failure of NatWest Group to incorporate climate and/or sustainability-related factors into its counterparty and customer data sourcing and accompanying analytics, or to collect or develop accurate, verifiable, auditable, reliable, consistent and comparable counterparty and customer data, may adversely affect NatWest Group’s ability to prepare meaningful reporting of climate and sustainability-related risks and opportunities, and it may adversely affect NatWest Group’s regulatory compliance, reputation, business and its competitive position.

In the absence of other sources, reporting of financed emissions by financial institutions, including NatWest Group, is necessarily based on aggregated information developed by third parties that may be prepared in an inconsistent way using different methodologies, interpretations, or assumptions. NatWest Group’s climate and sustainability-related disclosures use a greater number and level of assumptions and estimates than many of its financial disclosures. These assumptions and estimates are highly likely to change over time, and, when coupled with the longer timeframes used in these climate and sustainability-related disclosures, make any assessment of materiality inherently uncertain.

In particular, in the absence of actual emissions monitoring and measurement, emissions estimates are based on industry and other assumptions that may not be accurate for a given counterparty or customer. There may also be data gaps that are filled using proxy data, such as sectoral averages, again developed in different ways. As a result, NatWest Group’s climate and sustainability-related disclosures may be amended, updated or restated in the future as the quality and completeness of NatWest Group’s data and methodologies continue to improve. These data quality challenges, gaps and limitations could have a material impact on NatWest Group’s ability to make effective business decisions about climate risks and opportunities, including risk management decisions, to comply with disclosure requirements and to monitor and report progress in meeting ambitions and targets.

Significant risks, uncertainties and variables are inherent in the assessment, measurement and mitigation of climate-related risks. These include data quality gaps and limitations mentioned above, as well as the pace at which climate science, greenhouse gas accounting standards and various emissions reduction solutions develop. In addition, there is significant uncertainty about how climate change and the transition to a net-zero economy will unfold over the coming years and decades and how and when climate-related risks will manifest. These timeframes are considerably longer than NatWest Group’s historical strategic, financial, resilience and investment planning horizons.

As a result, it is very difficult to predict and model the impact of climate-related risks into precise financial and economic outcomes and impacts. Climate-related risks present significant methodological challenges due to their forward-looking nature, the lack and/or quality of historical testing capabilities, lack of standardisation and incompleteness of emissions and other climate and sub-sector related data and the immature nature of risk measurement and modelling methodologies. The evaluation of climate-related risk exposure and the development of associated potential risk mitigation techniques largely depend on the choice of climate scenario modelling methodology and the assumptions made which involves a number of risks and uncertainties, for example:

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climate scenarios are not predictions of what is likely to happen or what NatWest Group would like to happen, rather they explore the possible implications of different judgments and assumptions by considering a series of scenarios;
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climate scenarios do not provide a comprehensive description of all possible future outcomes;
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lack of specialist expertise in banks such that NatWest Group needs to rely on third party advice, modelling, and data which is also subject to many limitations and uncertainties;
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immaturity of modelling of and data on climate-related risks on financial assets which will evolve rapidly in the coming years;
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the number of variables and forward-looking nature of climate scenarios which makes them challenging to back test and benchmark;
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the significant uncertainty as to how the climate will evolve over time, how and when governments, regulators, businesses, investors and customers respond and how those responses impact the economy, asset valuations, land systems, energy systems, technology, policy and wider society;
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the assumptions will be continually evolving with more data/information which may affect the baselines for comparability across reporting periods and impact internal and external verification processes; and
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the pace of the development of the methodologies across different sectors may be different and therefore it may be challenging to report on the whole balance sheet with regard to emissions.

Accordingly, these risks and uncertainties coupled with significantly longer timeframes make the outputs of climate-related risk modelling, including emission reduction targets and pathways, inherently more uncertain than outputs modelled for traditional financial planning cycles based on historical financial information. Furthermore, there is a lack of scientific, industry and regulatory consensus regarding the appropriate metrics, methodologies, modelling and standardised reporting to enable the assessment of the location, acuteness, and severity of environmental risks (including nature and biodiversity-related risks) and the monitoring and mitigation of these risks in the economy and financial system.

Capabilities within NatWest Group to appropriately assess, model, report and manage climate and sustainability-related risks and impacts and the suitability of the assumptions required to model and manage climate and sustainability-related risks appropriately are developing. The development of NatWest Group’s capabilities to assess, model, report and manage the impacts of climate change and broader environmental risk (including nature and biodiversity-related risks) is in its early stages. Even when those capabilities are developed, the high level of uncertainty regarding any assumptions modelled, the highly subjective nature of risk measurement and mitigation techniques, incorrect or inadequate assumptions and judgments and data quality gaps and limitations may lead to inadequate risk management information and frameworks, or ineffective business adaptation or mitigation strategies, which may adversely affect NatWest Group’s regulatory compliance, reputation, future results, financial condition and/or prospects.

A failure to implement effective climate change resilient governance, procedures, systems and controls in compliance with legal and regulatory expectations to manage climate and sustainability-related risks and opportunities could adversely affect NatWest Group’s ability to manage those risks.
The prudential regulation of climate-related risks is an important driver in how NatWest Group develops its risk appetite for financing activities or engaging with counterparties. Legislative and regulatory authorities are publishing expectations as to how banks should prudently manage and transparently disclose climate-related and environmental risks under prudential rules.

In April 2019, the PRA published a supervisory statement (‘SS 3/19’) with particular focus on the management of financial risks from climate change with respect to governance, risk management, scenario analysis and disclosures. In response to the PRA’s SS 3/19, following the submission of initial plans in October 2019, on 8 October 2020 NatWest Group provided the PRA with an update to its original plan, noting that the COVID-19 pandemic had disrupted some elements of its original plan and, as a result, the updated plan would require additional operating cycles reaching into 2022 and beyond to prove embedding. Throughout 2022, NatWest Group provided the PRA with updates on how it had addressed the commitments made in its October 2020 plan, noting the delivery of a first generation, largely qualitative in nature, approach to the supervisory requirements. In 2022, the PRA has also started actively supervising firms against their supervisory expectations and it issued another ‘Dear CEO letter’ providing a summary of capabilities which the PRA would expect firms to be able to demonstrate, setting out thematic observations on firms’ levels of embeddedness, and providing examples of effective practices identified.

In June 2021, the Bank of England launched its 2021 Biennial Exploratory Scenario (‘2021 CBES’) to stress test the resilience of the current business models of the largest banks, insurers and the financial system to the physical and transition risks from climate change under three climate scenarios. NatWest Group delivered its first 2021 CBES submission to the PRA in October 2021 and its submission to the second phase of the 2021 CBES exercise in the first quarter of 2022. In May 2022, the PRA published the results of the 2021 CBES which has shown that UK banks, including NatWest Group, need to do more to understand and manage their exposure to climate risks and that the lack of available data on corporates’ current emissions and future transition plans is a collective issue affecting all participating firms. In July 2022, the participating banks in the 2021 CBES exercise were invited to discuss methodologies and challenges with regards to climate risk scenario analysis.

In October 2022, the Bank of England and the PRA held a conference to facilitate discussion on the complex issues associated with adjusting the capital framework to take account of climate-related financial risks with the aim of providing more guidance on its approach to climate and capital by the end of 2022. The Bank of England does not think capital frameworks should be used to address the causes of climate change. However, as set out in the PRA’s Climate Change Adaptation Report 2021, and as with any other risk, it does think the capital framework could be a useful tool within the broader regulatory frameworks to ensure that PRA-regulated firms are resilient to climate risks.

Any failure of NatWest Group to fully and timely embed climate-related risks into its risk management practices and framework to appropriately identify, measure, manage and mitigate the various climate-related physical and transition risks and apply the appropriate product governance in line with applicable legal and regulatory requirements and expectations, may adversely affect NatWest Group’s regulatory compliance, prudential capital requirements, liquidity position, reputation, future results, financial condition and/or prospects.

Climate and sustainability-related disclosures are a rapidly evolving area and increasingly expose NatWest Group to risk in the face of legal and regulatory expectations, regulatory enforcement and class action risk. NatWest Group and its subsidiaries currently are and in the future will be subject to increasing entity-wide climate-related and other non-financial disclosure requirements, including pursuant to the recommendations of the Task Force on Climate-related Financial Disclosure (‘TCFD’), the proposed SEC Climate Disclosure Rules and ISSB sustainability reporting requirements and under other regimes. As from February 2022, NatWest Group is required to provide enhanced climate-related disclosures consistent with the TCFD recommendations to comply with the FCA Policy Statement on ‘Proposals to enhance climate-related disclosures by listed issuers and clarification of existing disclosure obligations’ (PS 20/17) which introduced new Listing Rules that require commercial companies with a UK premium listing – such as NatWest Group - to make climate-related disclosures, consistent with TCFD, on a ‘comply or explain’ basis. In addition, as of the accounting period beginning on or after 1 January 2022, NatWest Group is also in scope of the FCA Policy Statement ‘Enhancing climate-related disclosures by standard listed companies’ (PS 21/23) which confirmed its final policy position set forth in PS 20/17, extended the scope of issuers that are subject to the new Listing Rules and added guidance provisions on transition plan disclosure (for issuers in scope of both the PS 20/17 and the new PS 21/23 rules). As of 5 April 2022, NatWest Group is also required to prepare mandatory climate-related financial disclosures pursuant to The Companies (Strategic Report) (Climate-related Financial Disclosure) Regulations 2022.

Furthermore, in October 2022, the FCA published a Consultation Paper on ‘Sustainability Disclosure Requirements (SDR) and investment labels’ (CP 22/20) which proposes that the FCA will require all regulated firms to ensure that from June 2023 the naming and marketing of financial products and services in the UK is clear, fair and not misleading, and consistent with the sustainability profile of the products or services, i.e. proportionate and not exaggerated.

Misrepresenting or over-emphasising the extent to which an investment, strategy or other type of product takes into account environmentally friendly, sustainable or ethical features and concerns, using misleading labels and language in relation to such products and/or omitting material information about NatWest Group’s contribution to the climate crisis (including its direct or indirect contribution to greenhouse gas emissions), or other sustainability-related issues, could potentially result in complaints, regulatory intervention, claims and/or litigation and reputational damage.

Any failure of NatWest Group to implement robust and effective climate and sustainability-related disclosure governance and to embed appropriate product governance policies, procedures and controls to make accurate public statements and claims about how environmentally friendly, sustainable or ethical NatWest Group’s products and services are and to apply these in line with applicable legal and regulatory requirements and expectations, may adversely affect NatWest Group’s regulatory compliance and reputation and could give rise to litigation.

Increasing levels of climate, environmental, human rights and other sustainability-related laws, regulation and oversight which are constantly evolving may adversely affect NatWest Group.
There is an increasing number of EU, UK and other regulatory and legislative initiatives to address issues around climate change (including promoting the transition to a net-zero economy), environment (including nature and biodiversity), human rights and other sustainability-related risks and opportunities. As a result, an increasing number of laws, regulations and legislative actions, including proposals, guidance, policy and regulatory initiatives many of which have been introduced or amended recently and are subject to further changes, is likely to affect the financial sector and the wider economy.

Many of these initiatives are focused on developing standardised definitions and criteria for green and sustainable criteria of assets and liabilities, integrating climate change and sustainability into decision-making and customers’ access to green and sustainable financial products and services which may have a significant impact on the services provided by NatWest Group, and its subsidiaries and its associated credit, market and financial risk profile. They could also impact NatWest Group’s recognition of its climate and sustainable funding and financing activity and may adversely affect NatWest Group’s ability to achieve its strategy and climate and sustainable funding and financing ambitions.

In addition, NatWest Group’s EU and other non-UK subsidiaries and branches are and will continue to be subject to an increasing array of the EU/EEA and US climate and sustainability-related legal and regulatory requirements. These requirements (potentially including the EU Corporate Sustainability Due Diligence Directive or the EU Corporate Sustainability Reporting Directive) may be applicable to UK businesses such as NatWest Group, or used as the basis for UK laws and regulations (such as the UK Green Taxonomy and the FCA’s Consultation Paper on ‘Sustainability Disclosure Requirements (SDR) and investment labels’ (CP 22/20)), or be regarded by investors and regulators as best practice standards whether or not they apply to UK businesses (such as the EU Green Bond Standard). Any divergence between UK, EU/EEA and US climate and sustainability-related legal and regulatory requirements and their interpretation may result in NatWest Group, or any of its subsidiaries, not meeting regulatory requirements, investors’ expectations, may increase the cost of doing business (including increased operating costs) and contentious regulatory and litigation risk and may restrict access of NatWest Group’s UK business to the EU/EEA and US market.

NatWest Group is also participating in various voluntary carbon reporting and other standard setting initiatives for disclosing climate and sustainability-related information, many of which have differing objectives and methodologies and are at different stages of development in terms of how they apply to financial institutions.

Compliance with these developing and evolving climate and sustainability-related legal and regulatory requirements is likely to require NatWest Group to implement significant changes to its business models, products and other governance, internal controls over financial reporting, disclosure controls and procedures, modelling capability and risk management systems, which may increase the cost of doing business, and entail additional change risk and increased compliance, regulatory sanctions and litigation (including settlements) costs.

Failure to implement and comply with these legal and regulatory requirements or emerging best practice expectations may have a material adverse effect on NatWest Group’s regulatory compliance and may result in regulatory sanctions, reputational damage and investor disapproval each of which may adversely affect NatWest Group’s future results, financial condition and/or prospects.

NatWest Group may be subject to potential climate, environmental, human rights and other sustainability-related litigation, enforcement proceedings, investigations and conduct risk.
Due to increasing new climate and sustainability-related jurisprudence, laws and regulations in the UK and other jurisdictions, growing demand from investors and customers for environmentally sustainable products and services, and regulatory scrutiny, financial institutions, including NatWest Group, may through their business activities, face increasing litigation, conduct, enforcement and contract liability risks related to climate change, environmental degradation, human rights violations and other social, governance and sustainability-related issues.

These risks may arise, for example, from claims pertaining to: (i) failure to meet obligations, targets or commitments relating to, or to disclose accurately, or provide updates on material climate and/or sustainability-related risks, or otherwise provide fair, balanced and appropriate disclosure to investors, customers, counterparties and other stakeholders; (ii) conduct, mis-selling and customer protection claims, including claims which may relate to alleged insufficient product understanding, unsuitable product offering and /or reliance upon information provided by NatWest Group or claims alleging unfair pricing of climate-related products, for example in relation to products where limited liquidity or reliable market data exists for benchmarking purposes or which may be impacted by future climate policy uncertainty or other factors; (iii) marketing that portrays products, securities, activities or policies as having positive climate, environmental or sustainable outcomes to an extent that may not be the case, or may not adequately be qualified and/or omits material information about NatWest Group’s contribution to the climate crisis and/or its direct / indirect contribution to greenhouse gas emissions or other sustainability-related issues; (iv) damages claims under various tort theories, including common law public nuisance claims, or negligent mismanagement of physical and/or transition risks; (v) alleged violations of officers’, directors’ and other fiduciaries’ duties, for example by financing various carbon-intensive, environmentally harmful or otherwise highly exposed assets, companies, and industries; (vi) changes in the understanding of what constitutes positive climate, environmental or sustainable outcomes as a result of developing climate science, leading to discrepancy between current product offerings and investor and/or market and/or broader stakeholder expectations; (vii) any weaknesses or failures in specific systems or processes associated particularly with climate, environmental or sustainability linked products, and/or human rights due diligence, including any failure in the timely implementation, onboarding and/or updating of such systems or processes; or (viii) counterparties, collaborators, customers to whom NatWest Group provides services and third parties in NatWest Group’s value chain who act, or fail to act, or undertake due diligence, or apply appropriate risk management and product governance in a manner that may adversely affect NatWest Group’s reputation or sustainability credentials.

Furthermore, there is a risk that shareholders, campaign groups, customers and special interest groups could seek to take legal action against NatWest Group for financing or contributing to climate change, environmental degradation and human rights violations and for not supporting the principles of ‘just transition’ (i.e. maximising the social benefits of the transition, mitigating the social risks of the transition, empowering those affected by the change, anticipating future shifts to address issues up front and mobilising investments from the public and private sectors).

There is a risk that as environmental and climate science develop and societal understanding of these issues increases and deepens, courts, regulators and enforcement authorities may apply the then current understandings of environmental, climate and broader sustainability-related matters retrospectively when assessing claims about historical conduct or dealings of financial institutions, including NatWest Group. See also, ‘NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, including conduct-related reviews, anti-money laundering and redress projects, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group’.

These potential litigation, conduct, enforcement and contract liability risks may have a material adverse effect on NatWest Group’s ability to achieve its strategy, including its climate ambition, and may adversely affect NatWest Group’s reputation, future results, financial condition and/or prospects.

A reduction in the ESG ratings of NatWest Group could have a negative impact on NatWest Group’s reputation and on investors’ risk appetite and customers’ willingness to deal with NatWest Group.
ESG ratings from agencies and data providers which rate how NatWest Group manages environmental, social and governance risks are increasingly influencing investment decisions pertaining to NatWest Group’s and/or its subsidiaries’ securities or being used as a basis to label financial products and services as environmentally friendly or sustainable. ESG ratings are (i) unsolicited; (ii) subject to the assessment and interpretation by the ESG rating agencies; (iii) provided without warranty; (iv) not a sponsorship, endorsement, or promotion of NatWest Group by the relevant rating agency; and (v) may depend on many factors some of which are beyond NatWest Group’s control (e.g. any change in rating methodology). In addition, certain NatWest Group entities offer or sell products and services to customers and counterparties based exclusively or largely on a rating by an unregulated ESG rating agency. ESG rating agencies, at this stage, are not subject to any specific regulatory or other regime or oversight (although there are proposals by regulators in different jurisdictions to regulate rating agencies and data providers). Regulators have expressed concern that harm may arise from potential conflicts of interest within ESG rating and review or opinion providers and there is a lack of transparency in methodologies and data points, which renders ratings and reviews incomparable between agencies or providers. There is currently no market consensus on what precise attributes are required for a particular asset to be classified as ‘ESG’. Any reduction in the ESG ratings of NatWest Group, or a regulatory sanction or enforcement action involving an ESG rating agency used by a NatWest Group entity, could have a negative impact on NatWest Group’s reputation, could influence investors’ risk appetite for NatWest Group’s and/or its subsidiaries’ securities, particularly ESG securities, could increase the cost of issuing securities for NatWest Group and/or its subsidiaries and could affect a customer’s willingness to deal with NatWest Group.

Operational and IT resilience risk

Operational risks (including reliance on third party suppliers and outsourcing of certain activities) are inherent in NatWest Group’s businesses.

Operational risk is the risk of loss or disruption resulting from inadequate or failed internal processes, procedures, people or systems, or from external events, including legal and regulatory risks. NatWest Group operates in a number of countries, offering a diverse range of products and services supported directly or indirectly by third party suppliers.

As a result, operational risks or losses can arise from a number of internal or external factors (including for example, payment errors or financial crime and fraud), for which there is continued scrutiny by third parties on NatWest Group’s compliance with financial crime requirements; see also, ‘NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, including conduct-related reviews, anti-money laundering and redress projects, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.’ These risks are also present when NatWest Group relies on critical service providers (suppliers) or vendors to provide services to it or its customers, as is increasingly the case as NatWest Group outsources certain activities, including with respect to the implementation of technologies, innovation and responding to regulatory and market changes.

Operational risks continue to be heightened as a result of the implementation of NatWest Group’s purpose-led strategy, and the organisational and operational changes involved, including: NatWest Group’s phased withdrawal from ROI, NatWest Group’s current cost-controlling measures, the NatWest Markets refocusing, the creation of the Commercial & Institutional business segment, the progression towards working as One Bank across NatWest Group to serve customers and conditions affecting the financial services industry generally (including macroeconomic and other geo-political developments) as well as the legal and regulatory uncertainty resulting therefrom. It is unclear as to how the future ways of working may evolve, including in respect of how working practices may develop, or how NatWest Group will evolve to best serve its customers. Any of the above may place significant pressure on NatWest Group’s ability to maintain effective internal controls and governance frameworks.

The effective management of operational risks is critical to meeting customer service expectations and retaining and attracting customer business. Although NatWest Group has implemented risk controls and mitigation actions, with resources and planning having been devoted to mitigate operational risk, such measures may not be effective in controlling each of the operational risks faced by NatWest Group. Ineffective management of such risks may adversely affect NatWest Group’s future results, financial condition and/or prospects.

NatWest Group is subject to increasingly sophisticated and frequent cyberattacks.

NatWest Group experiences a constant threat from cyberattacks across the entire NatWest Group and against NatWest Group’s supply chain, reinforcing the importance of due diligence of and close working relationship with the third parties on which NatWest Group relies. NatWest Group is reliant on technology, against which there is a constantly evolving series of attacks that are increasing in terms of frequency, sophistication, impact and severity. As cyberattacks evolve and become more sophisticated, NatWest Group is required to continue to invest in additional capability designed to defend against emerging threats. In 2022, NatWest Group and its supply chain were subjected to a small number of Distributed Denial of Service (‘DDOS’) and ransomware attacks, which are a pervasive and significant threat to the financial services industry. The focus is to manage the impact of the attacks and sustain availability of services for NatWest Group’s customers. NatWest Group continues to invest significant resources in the development and evolution of cyber security controls that are designed to minimise the potential effect of such attacks.

Additional information
Hostile attempts are made by third parties to gain access to, introduce malware (including ransomware) into and exploit vulnerabilities of, NatWest Group’s IT systems. NatWest Group has information and cyber security controls in place to seek to minimise the impact of any such attacks, which are subject to review on a continuing basis but given the nature of the threat, there can be no assurance that such measures will prevent the potential negative impacts of any such attacks from occurring. See also, ‘NatWest Group’s operations are highly dependent on its complex IT systems and any IT failure could adversely affect NatWest Group.’

Any failure in NatWest Group’s cybersecurity policies, procedures or controls, may result in significant financial losses, major business disruption, inability to deliver customer services, or loss of data or systems or other sensitive information (including as a result of an outage) and may cause associated reputational damage. Any of these factors could increase costs (including costs relating to notification of, or compensation for customers, credit monitoring or card reissuance), result in regulatory investigations or sanctions being imposed or may affect NatWest Group’s ability to retain and attract customers. Regulators in the UK, US, Europe and Asia continue to recognise cybersecurity as an important systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience (particularly of critical services) to cyberattacks, and to provide timely reporting or notification of them, as appropriate. Cyberattacks on NatWest Group’s counterparties may also damage NatWest Group’s operations.

Additionally, third parties may also fraudulently attempt to induce employees, customers, third-party providers or other users who have access to NatWest Group’s systems to disclose sensitive information in order to gain access to NatWest Group’s data or systems or that of NatWest Group’s customers or employees. Cybersecurity and information security events can derive from groups or factors such as: internal or external threat actors, human error, fraud or malice on the part of NatWest Group’s employees or third parties, including third party providers, or may result from technological failure. Any of the above may have an adverse effect on NatWest Group’s reputation, future results, financial condition and/or prospects.

NatWest Group expects greater regulatory engagement, supervision and enforcement to continue at a high level in relation to its overall resilience to withstand IT and IT-related disruption, either through a cyberattack or some other disruptive event. Such increased regulatory engagement, supervision and enforcement is uncertain in relation to the scope, cost, consequence and the pace of change, which may adversely affect NatWest Group’s future results, financial condition and/or prospects. Due to NatWest Group’s reliance on technology and the increasing sophistication, frequency and impact of cyberattacks, such attacks may have an adverse effect on NatWest Group.
In accordance with the Data Protection Act 2018 and the European Union Withdrawal Act 2018, the Data Protection, Privacy and Electronic Communications (Amendments Etc.) (EU Exit) Regulations 2019, as amended by the Data Protection, Privacy and Electronic Communications (Amendments Etc.) (EU Exit) Regulations 2020 (‘UK Data Protection Framework’) and European Banking Authority (‘EBA’) Guidelines on ICT and Security Risk Management, NatWest Group is required to ensure it implements timely, appropriate and effective organisational and technological safeguards against unauthorised or unlawful access to the data of NatWest Group, its customers and its employees. In order to meet this requirement, NatWest Group relies on the effectiveness of its internal policies, controls and procedures to protect the confidentiality, integrity and availability of information held on its IT systems, networks and devices as well as with third parties with whom NatWest Group interacts. A failure to monitor and manage data in accordance with the UK Data Protection Framework and EBA requirements of the applicable legislation may result in financial losses, regulatory fines and investigations and associated reputational damage.

NatWest Group operations and strategy are highly dependent on the accuracy and effective use of data.

NatWest Group relies on the effective use of accurate data to support, monitor, evaluate, manage and enhance its operations and deliver its strategy. Investment is being made in data tools and analytics, including raising awareness around data ethical usage and privacy across NatWest Group. The availability and accessibility of current, complete, detailed, accurate and, wherever possible, machine-readable customer segment and sub-sector data, together with appropriate governance and accountability for data, is fast becoming a critical strategic asset, which is subject to increased regulatory focus. Failure to have or be able to access that data or the ineffective use or governance of that data could result in a failure to manage and report important risks and opportunities or satisfy customers’ expectations including the inability to deliver products and services. This could also result in a failure to deliver NatWest Group’s strategy and could place NatWest Group at a competitive disadvantage by increasing its costs, inhibiting its efforts to reduce costs or its ability to improve its systems, controls and processes, which could result in a failure to deliver NatWest Group’s strategy. These data weaknesses and limitations, or the unethical or inappropriate use of data, and/or non-compliance with data protection laws could give rise to conduct and litigation risks and may increase the risk of operational challenges, losses, reputational damage or other adverse consequences due to inappropriate models, systems, processes, decisions or other actions.

NatWest Group’s operations are highly dependent on its complex IT systems and any IT failure could adversely affect NatWest Group.

NatWest Group’s operations are highly dependent on the ability to process a very large number of transactions efficiently and accurately while complying with applicable laws and regulations. The proper functioning of NatWest Group’s payment systems, financial crime, fraud systems and controls, risk management, credit analysis and reporting, accounting, customer service and other IT systems (some of which are owned and operated by other entities in NatWest Group or third parties), as well as the communication networks between its branches and main data processing centres, is critical to NatWest Group’s operations.

Individually or collectively, any critical system failure, material loss of service availability or material breach of data security could cause significant damage to: (i) important business services across NatWest Group and (ii) NatWest Group’s ability to provide services to its customers, which could result in reputational damage, significant compensation costs and regulatory sanctions (including fines resulting from regulatory investigations) or a breach of applicable regulations and could affect NatWest Group’s regulatory approvals, competitive position, business and brands, which could undermine its ability to attract and retain customers. NatWest Group outsources certain functions as it innovates and offers new digital solutions to its customers to meet the demand for online and mobile banking. Outsourcing alongside hybrid working patterns of NatWest Group employees, heighten the above risks.

NatWest Group uses IT systems that enable remote working interface with third-party systems, and NatWest Group could experience service denials or disruptions if such systems exceed capacity or if a third-party system fails or experiences any interruptions, all of which could result in business and customer interruption and related reputational damage, significant compensation costs, regulatory sanctions and/or a breach of applicable regulations.

In 2022, NatWest Group continued to make considerable investments to further simplify, upgrade and improve its IT and technology capabilities (including migration of certain services to cloud platforms). NatWest Group also continues to develop and enhance digital services for its customers and seeks to improve its competitive position through enhancing controls and procedures and strengthening the resilience of services including cyber security. Any failure of these investment and rationalisation initiatives to achieve the expected results, due to cost challenges or otherwise, may adversely affect NatWest Group’s operations, its reputation and ability to retain or grow its customer business or adversely affect its competitive position.

NatWest Group relies on attracting, retaining and developing diverse senior management and skilled personnel, and is required to maintain good employee relations.
NatWest Group’s success depends on its ability to attract, retain through creating an inclusive environment, and develop highly skilled and qualified diverse personnel, including senior management, directors and key employees especially for technology and data focused roles, in a highly competitive market and under internal cost efficiency pressures.

NatWest Group’s ability to do this may be more difficult due to the cost-controlling measures, a failure to pay employees competitive compensation, heightened regulatory oversight of banks and the increasing scrutiny of, and (in some cases) restrictions placed upon, employee compensation arrangements (in particular those of banks that have been in receipt of government support such as NatWest Group). This may impact the cost of hiring, training and retaining diverse skilled personnel. In addition, certain economic, market and regulatory conditions and political developments may reduce the pool of candidates for key management and non-executive roles, including non-executive directors with the right skills, knowledge and experience, or increase the number of departures of existing employees. Moreover, a failure to foster a diverse and inclusive workforce may adversely affect NatWest Group’s employee engagement and the formulation and execution of its strategy and could also have an adverse effect on its reputation with customers, investors and regulators.

The inability to compensate employees competitively and/or any reduction of compensation, as a result of negative economic developments or otherwise, could have an adverse effect on NatWest Group’s ability to hire, retain and engage appropriately qualified employees, especially at a senior level, which may adversely affect NatWest Group’s future results, financial condition and/or prospects.

Many of NatWest Group’s employees in the UK, the ROI and continental Europe are represented by employee representative bodies, including trade unions and works councils. Engagement with its employees and such bodies is important to NatWest Group in maintaining good employee relations. Any failure to do so may adversely affect NatWest Group’s ability to operate its business effectively.

A failure in NatWest Group’s risk management framework could adversely affect NatWest Group, including its ability to achieve its strategic objectives.

Risk management is an integral part of all of NatWest Group’s activities and delivery of its long-term strategy. NatWest Group’s Enterprise-Wide Risk Management Framework sets out the approach for managing risk within the NatWest Group including in relation to risk governance and risk appetite. A failure to adhere to this framework, or any material weaknesses or deficiencies in the framework’s controls and procedures, could adversely affect NatWest Group’s financial condition and strategic delivery including in relation to inaccurate adherence to agreed risk appetite statements and accurate risk reporting of risk exposures.

In addition, financial crime risk management is dependent on the use and effectiveness of financial crime assessment, systems and controls. Weak or ineffective financial crime processes and controls may risk NatWest Group inadvertently facilitating financial crime which may result in regulatory investigation, sanction, litigation, fines and reputational damage. Financial crime continues to evolve, whether through fraud, scams, cyber-attacks or other criminal activity. NatWest Group has made and continues to make significant, multi-year investments to strengthen and improve its overall financial crime control framework with prevention systems and capabilities. As part of its ongoing programme of investment, there is current and future investment planned to further strengthen financial crime controls over the coming years, including investment in new technologies and capabilities to further enhance customer due diligence, transaction monitoring, sanctions and anti-bribery and corruption systems.

Ineffective risk management may arise from a wide variety of factors, including lack of transparency or incomplete risk reporting, manual processes and controls, inaccurate data, inadequate IT systems, unidentified conflicts or misaligned incentives, lack of accountability control and governance, incomplete risk monitoring and management or insufficient challenges or assurance processes or a failure to timely complete risk remediation projects. Failure to manage risks effectively, or within regulatory expectations, could adversely affect NatWest Group’s reputation or its relationship with its regulators, customers, shareholders or other stakeholders.

NatWest Group’s operations are inherently exposed to conduct risks, which include business decisions, actions or reward mechanisms that are not responsive to or aligned with NatWest Group’s regulatory obligations, customers’ needs or do not reflect NatWest Group’s customer-focused strategy, ineffective product management, unethical or inappropriate use of data, information asymmetry, implementation and utilisation of new technologies, outsourcing of customer service and product delivery, the possibility of mis-selling of financial products and mishandling of customer complaints. Some of these risks have materialised in the past and ineffective management and oversight of conduct risks may lead to further remediation and regulatory intervention or enforcement.

NatWest Group’s businesses are also exposed to risks from employee misconduct including non-compliance with policies and regulations, negligence or fraud (including financial crimes and fraud), any of which could result in regulatory fines or sanctions and serious reputational or financial harm to NatWest Group. Remote working arrangements for NatWest Group employees continues to place heavy reliance on the IT systems that enable remote working and may place additional pressure on NatWest Group’s ability to maintain effective internal controls and governance frameworks. Remote working arrangements are also subject to regulatory scrutiny to ensure adequate recording, surveillance and supervision of regulated activities, and compliance with regulatory requirements and expectations, including requirements to: meet threshold conditions for regulated activities; ensure the ability to oversee functions (including any outsourced functions); ensure no detriment is caused to customers; and ensure no increased risk of financial crime.

NatWest Group has been seeking to embed a strong risk culture across the organisation and has implemented policies and allocated new resources across all levels of the organisation to manage and mitigate conduct risk and expects to continue to invest in risk management, including the ongoing development of a risk management strategy in line with regulatory expectations. However, such efforts may not insulate NatWest Group from instances of misconduct and no assurance can be given that NatWest Group’s strategy and control framework will be effective. Any failure in NatWest Group’s risk management framework could negatively affect NatWest Group and its financial condition through reputational and financial harm and may result in the inability to achieve its strategic objectives for its customers, employees and wider stakeholders.

NatWest Group’s operations are subject to inherent reputational risk.

Reputational risk relates to stakeholder and public perceptions of NatWest Group arising from an actual or perceived failure to meet stakeholder or the public’s expectations, including with respect to NatWest Group’s purpose-led strategy and related targets, the creation of the Commercial & Institutional business segment, the progression towards working as One Bank across the NatWest Group to serve customers, or due to any events, behaviour, action or inaction by NatWest Group, its employees or those with whom NatWest Group is associated. See also ‘NatWest Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group.’ This includes harm to its brand, which may be detrimental to NatWest Group’s business, including its ability to build or sustain business relationships with customers, and may cause low employee morale, regulatory censure or reduced access to, or an increase in the cost of, funding. Reputational risk may arise whenever there is, or there is perceived to be, a material lapse in standards of integrity, compliance, customer or operating efficiency and may adversely affect NatWest Group’s ability to attract and retain customers. In particular, NatWest Group’s ability to attract and retain customers (particularly, corporate/institutional and retail depositors) and engage with counterparties may be adversely affected by factors including: negative public opinion resulting from the actual or perceived manner in which NatWest Group conducts or modifies its business activities and operations, media coverage (whether accurate or otherwise), employee misconduct, NatWest Group’s financial performance, IT systems failures or cyberattacks, data breaches, financial crime and fraud, the level of direct and indirect government support, or the actual or perceived practices in the banking and financial industry in general, or a wide variety of other factors.

Modern technologies, in particular online social networks and other broadcast tools that facilitate communication with large audiences in short timeframes and with minimal costs, may also significantly increase and accelerate the impact of damaging information and allegations.

Although NatWest Group has implemented a Reputational Risk Policy to monitor the identification, assessment and management of customers, transactions, products and issues, which represent a reputational risk, NatWest Group cannot be certain that it will be successful in avoiding damage to its business from reputational risk.

Legal, regulatory and conduct risk

NatWest Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group.

NatWest Group is subject to extensive laws, regulations, guidelines, corporate governance practice and disclosure requirements, administrative actions and policies in each jurisdiction in which it operates, which represents ongoing compliance and conduct risks. Many of these have been introduced or amended recently and are subject to further material changes, which may increase compliance and conduct risks, particularly as EU/EEA and UK laws diverge as a result of Brexit. NatWest Group expects government and regulatory intervention in the financial services industry to remain high for the foreseeable future.

In recent years, regulators and governments have focused on reforming the prudential regulation of the financial services industry and the manner in which the business of financial services is conducted. Measures have included: enhanced capital, liquidity and funding requirements, implementation of the UK ring-fencing regime, implementation and strengthening of the recovery and resolution framework applicable to financial institutions in the UK, the EU and the US, financial industry reforms (including in respect of MiFID II), corporate governance requirements, restrictions on the compensation of senior management and other employees, enhanced data protection and IT resilience requirements, financial market infrastructure reforms (including enhanced data protection and IT resilience requirements) enhanced regulations in respect of the provision of ‘investment services and activities’, and increased regulatory focus in certain areas, including conduct, consumer protection, competition and disputes regimes, anti-money laundering, anti-corruption, anti-bribery, anti-tax evasion, payment systems, sanctions and anti-terrorism laws and regulations.

In addition, there is significant oversight by competition authorities of the jurisdictions in which NatWest Group operates. The competitive landscape for banks and other financial institutions in the UK, EU/EEA, Asia and the US is rapidly changing. Recent regulatory and legal changes have and may continue to result in new market participants and changed competitive dynamics in certain key areas. Regulatory and competition authorities, including the CMA, are currently also looking at and focusing more on how they can support competition and innovation in digital and other markets. Recent regulatory changes, proposed (such as US proposals to increase regulation around cybersecurity) or future developments and heightened levels of public and regulatory scrutiny in the UK, the EU and the US have resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and have impacted, and will continue to impact, product offerings and business models.

Other areas in which, and examples of where, governmental policies, regulatory and accounting changes, and increased public and regulatory scrutiny could have an adverse effect (some of which could be material) on NatWest Group include, but are not limited to, the following:
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general changes in government, central bank, regulatory or competition policy, or changes in regulatory regimes that may influence investor decisions in the jurisdictions in which NatWest Group operates;
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rules relating to foreign ownership, expropriation, nationalisation and confiscation of assets;
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increased scrutiny including from the CMA, FCA and Payment Systems Regulator (‘PSR’) for the protection and resilience of, and competition and innovation in, digital and other markets, UK payment systems and retail banking developments relating to the UK initiative on Open Banking, Open Finance and the European directive on payment services;
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the ongoing compliance by NatWest Group with CMA’s Market Orders including the Retail Banking Market Order 2017 (the ‘Order’) and SME Undertakings as well as the ongoing consultation by the UK Government to introduce penalties for breaches of such requirements (in addition to the current customer remediation requirements);
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ongoing competition litigation in the English courts around payment card interchange fees, combined with increased regulatory scrutiny (from the PSR) of the Visa and Mastercard card schemes;
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increased risk of new class action claims being brought against NatWest Group in the Competition Appeal Tribunal for breaches of competition law;
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new or increased regulations relating to customer data protection as well as IT controls and resilience, such as the proposed UK Data Protection and Digital Information Bill and in India, the Digital Personal Data Protection Bill;
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the introduction of, and changes to, taxes, levies or fees applicable to NatWest Group’s operations, such as the imposition of a financial transaction tax, introduction of global minimum tax rules, changes in tax rates, changes in the scope and administration of the Bank Levy, increases in the bank corporation tax surcharge in the UK, restrictions on the tax deductibility of interest payments or further restrictions imposed on the treatment of carry-forward tax losses that reduce the value of deferred tax assets and require increased payments of tax;
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increased regulatory focus on customer protection (such as the FCA’s Consumer Duty policy statement and final rules and guidance) in retail or other financial markets;
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the potential introduction by the Bank of England of a Central Bank Digital Currency which could result in deposit outflows, higher funding costs, and/or other implications for UK banks including NatWest Group; and
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regulatory enforcement in the form of PRA imposed financial penalties for failings in banks’ regulatory reporting governance and controls, and regulatory scrutiny following the 2019 PRA ‘Dear CEO letter’ regarding PRA’s ongoing focus on: the integrity of regulatory reporting, which the PRA considers has equal standing with financial reporting; the PRA’s thematic reviews of the governance, controls and processes for preparing regulatory returns of selected UK banks, including NatWest Group; the publication of the PRA’s common findings from those reviews in September 2021; and NatWest Group’s programme of improvements to meet PRA expectations.

These and other recent regulatory changes, proposed or future developments and heightened levels of public and regulatory scrutiny in the UK, the EU and the US have resulted in increased capital, funding and liquidity requirements, changes in the competitive landscape, changes in other regulatory requirements and increased operating costs, and have impacted, and will continue to impact, competitive position, product offerings and business models. Future competition investigations, market reviews, or the regulation of mergers may lead to the imposition of financial penalties or market remedies that may adversely affect NatWest Group’s competitive or financial position. Any of these developments (including any failure to comply with new rules and regulations) could also have a significant impact on NatWest Group’s authorisations and licences, the products and services that NatWest Group may offer, its reputation and the value of its assets, NatWest Group’s operations or legal entity structure, and the manner in which NatWest Group conducts its business. Material consequences could arise should NatWest Group be found to be non-compliant with these regulatory requirements. Regulatory developments may also result in an increased number of regulatory investigations and proceedings and have increased the risks relating to NatWest Group’s ability to comply with the applicable body of rules and regulations in the manner and within the timeframes required.

Changes in laws, rules or regulations, or in their interpretation or enforcement, or the implementation of new laws, rules or regulations, including contradictory or conflicting laws, rules or regulations by key regulators or policymakers in different jurisdictions, or failure by NatWest Group to comply with such laws, rules and regulations, may adversely affect NatWest Group’s business, results of operations and outlook. In addition, uncertainty and insufficient international regulatory coordination as enhanced supervisory standards are developed and implemented may adversely affect NatWest Group’s ability to engage in effective business, capital and risk management planning.

NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, including conduct-related reviews, anti-money laundering and redress projects, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.

NatWest Group’s operations are diverse and complex and it operates in legal and regulatory environments that expose it to potentially significant civil actions (including those following on from regulatory sanction), as well as criminal, regulatory and governmental proceedings. NatWest Group has resolved a number of legal and regulatory actions over the past several years but continues to be, and may in the future be, involved in such actions in the US, the UK, Europe and other jurisdictions.

NatWest Group is currently, has recently been and will likely be involved in a number of significant legal and regulatory actions, including investigations, proceedings and ongoing reviews (both formal and informal) by governmental law enforcement and other agencies and litigation proceedings, including in relation to the offering of securities, conduct in the foreign exchange market, the setting of benchmark rates such as LIBOR and related derivatives trading, the issuance, underwriting, and sales and trading of fixed-income securities (including government securities), product mis-selling, customer mistreatment, anti-money laundering, antitrust, VAT recovery and various other issues. Legal and regulatory actions are subject to many uncertainties, and their outcomes, including the timing, amount of fines, damages or settlements or the form of any settlements, which may be material and in excess of any related provisions, are often difficult to predict, particularly in the early stages of a case or investigation. NatWest Group’s expectation for resolution may change and substantial additional provisions and costs may be recognised in respect of any matter.

The resolution of significant investigations include: NWM Plc’s December 2021 spoofing-related guilty plea in the United States, which involves a three-year period of probation, an independent corporate monitor, and commitments to compliance programme reviews and improvements and reporting obligations. For additional information relating to this and other legal and regulatory proceedings and matters to which NatWest Group is currently exposed, see ‘Litigation and regulatory matters’ at Note 26 to the consolidated accounts.

The 2021 guilty plea, other recently resolved matters or adverse outcomes or resolution of current or future legal or regulatory actions could increase the risk of greater regulatory and third-party scrutiny and could have material collateral consequences for NatWest Group’s business and result in restrictions or limitations on NatWest Group’s operations.

These may include the effective or actual disqualification from carrying on certain regulated activities and consequences resulting from the need to reapply for various important licences or obtain waivers to conduct certain existing activities of NatWest Group, particularly but not solely in the US, which may take a significant period of time and the results and implications of which are uncertain.

Disqualification from carrying on any activities, whether automatically as a result of the resolution of a particular matter or as a result of the failure to obtain such licences or waivers could adversely affect NatWest Group’s business, in particular in the US. This in turn and/or any fines, settlement payments or penalties may adversely affect NatWest Group’s reputation, future results, financial condition and/or prospects.

Failure to comply with undertakings made by NatWest Group to its regulators, or the conditions of probation resulting from the spoofing-related guilty plea, may result in additional measures or penalties being taken against NatWest Group. In addition, any failure to administer conduct redress processes adequately, or to handle individual complaints fairly or appropriately, could result in further claims as well as the imposition of additional measures or limitations on NatWest Group’s operations, additional supervision by NatWest Group’s regulators, and loss of investor confidence.

NatWest Group may not effectively manage the transition of LIBOR and other IBOR rates to replacement risk-free rates.

UK and international regulators are driving the transition from the use of interbank offer rates (‘IBORs’), to replacement rates generally referred to as ‘risk-free rates’ (‘RFRs’). As of 31 December 2021, LIBOR, as currently determined, has ceased for all tenors of GBP, JPY, CHF, EUR, and for the 1 week and 2-month tenors for USD. The remaining USD LIBOR tenors, as currently determined, are due to cease after 30 June 2023. The FCA has used its powers under the UK Benchmarks Regulation (‘UK BMR’) to require, for a limited period of time after 31 December 2021, the ongoing publication of the 1-, 3-, and 6-month GBP and JPY LIBOR tenors using a changed methodology (i.e., ‘Art23A LIBOR’ on a synthetic basis). The UK has passed the Critical Benchmarks (References and Administrators’ Liability)

Act 2021 (‘Critical Benchmarks Act’) which establishes a framework that allows the ongoing use of Art23A LIBOR under certain circumstances where contracts have not pro-actively transitioned onto the replacement rates. These concessions provided under UK BMR and the Critical Benchmarks Act are temporary. The FCA confirmed that Art23A will no longer be available from: (i) the end of 2022 for JPY, (ii) March 2023 for 1- and 6-month GBP LIBOR and (iii) March 2024 for 3-month GBP LIBOR. The transition away from these temporary concessions may expose NatWest Group, its customers and the financial services industry more widely to various risks, including: (i) the FCA further restricting use of Art23A LIBOR resulting in proactive transition of contracts; and (ii) mis-matches between positions in cleared derivatives and the exposures they are hedging where those exposures are permitted to make use of Art23A LIBOR. Although the formal cessation date for the remaining USD LIBOR tenors (as currently determined) is not until the end of June 2023, US and UK regulators have clarified that this is only to support the rundown of existing USD LIBOR exposures. No new contracts should reference these USD LIBOR tenors after 31 December 2021, other than in a very limited range of circumstances. NatWest Group will continue to have ongoing exposure to the remaining USD LIBOR tenors until cessation in June 2023.

NatWest Group has held significant exposures to various IBORs and has actively sought to transition away from these during 2021 and 2022 in accordance with regulatory expectations and milestones. Transition measures have included the pro-active development of new products using the replacement rates, restructuring existing LIBOR exposures to reference these replacement rates and embedding RFR transition language into relevant contracts. Central Counterparty Clearing houses (CCPs) conducted mass conversion exercises in December 2021 covering GBP, JPY, CHF and EUR LIBOR, transitioning derivatives to the relevant RFR, conversion exercises for USD are scheduled for May 2023. NWG entities, along with many of their major counterparties, have adhered to the ISDA IBOR fall-backs protocol which establishes a contractual process to transition from IBORs to RFRs for bilateral derivative products.

These transition efforts have involved extensive engagement with customers, industry working groups and regulators to seek to deliver transition in a transparent and economically appropriate manner. These changes coincide with the recognition that market liquidity is lower than it has been and whilst it will be inherently difficult to disaggregate the different impacts from each other it may be that similar levels of market liquidity are not reached for these RFR products, clear and consistent market conventions for all replacement products may not be implemented or they may not be accepted by market participants including NatWest Group counterparties. Where there remains an uncertainty around the manner of transition to RFRs, NatWest Group, clients and the financial services industry are exposed to the related risks.

Examples of these risks include (i) legal (including litigation) risks relating to documentation for new and the majority of existing transactions (including, changes, lack of changes, unclear contractual provisions, and disputes in respect of these); (ii) financial risks from any changes in valuation of financial instruments linked to relevant IBORs, including cost of funds and relevant risk management related financial models; (iii) changes to benchmark rates could impact pricing, interest rate or settlement mechanisms for certain instruments; (iv) operational risks linked to the adaptation of IT systems, trade reporting infrastructure and operational processes, as well as ensuring compliance with restrictions on new USD LIBOR usage after December 2021; (v) conduct risks arising from communication of the potential impact on customers, engagement with customers during and after the transition period, or non-acceptance by customers of replacement rates; and (vi) different legislative provisions in different jurisdictions, for example, unlike certain US states and the EU, the UK has not provided a clear and robust safe harbour to protect against litigation and potential liability arising out of the switch to ‘synthetic LIBOR’.

Although the majority of NWG’s IBOR exposure has already been transitioned to RFRs, there remains a large population linked to USD LIBOR, scheduled for transition by June 2023. Until IBOR transition is complete there is some uncertainty as to the impact of the transition, or the potential costs of implementing any relevant remedial action including in the event that the transition is not completed in a timely manner, or at all. The implementation of any alternative RFRs may be impossible or impracticable under the existing terms of certain financial instruments and may adversely affect their value or return and therefore on NatWest Group’s future results.

Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by NatWest Group.

In accordance with the accounting policies set out in ‘Critical accounting policies and sources of estimation uncertainty’, NatWest Group has recognised deferred tax assets on losses available to relieve future profits from tax only to the extent it is probable that they will be recovered. The deferred tax assets are quantified on the basis of current tax legislation and accounting standards and are subject to change in respect of the future rates of tax or the rules for computing taxable profits and offsetting allowable losses.

Failure to generate sufficient future taxable profits or further changes in tax legislation (including with respect to rates of tax) or accounting standards may reduce the recoverable amount of the recognised tax loss deferred tax assets, amounting to £2,178 million as at 31 December 2022. Changes to the treatment of certain deferred tax assets may impact NatWest Group’s capital position. In addition, NatWest Group’s interpretation or application of relevant tax laws may differ from those of the relevant tax authorities and provisions are made for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities. The amounts ultimately paid may differ materially from the amounts provided depending on the ultimate resolution of such matters.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 17 February 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary